Exhibit 1.2

Management’s discussion and analysis

(“MD&A”) – May 16, 2013

OVERVIEW

The following discussion and analysis is a review of the financial condition and results of operations of Just Energy Group Inc. (“JE” or “Just Energy” or the “Company”) for the year ended March 31, 2013, and has been prepared with all information available up to and including May 16, 2013. This analysis should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2013. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in Canadian dollars. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com or at the U.S. Securities Exchange Commission’s website at www.sec.gov.

Just Energy is a corporation established under the laws of Canada and holds securities and distributes the income of its directly or indirectly owned operating subsidiaries and affiliates. Just Energy is a direct marketer with its business involving the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts. Just Energy markets its gas and electricity contracts in Canada, the United States and, commencing in July 2012, the United Kingdom, under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Smart Prepaid Electric, Amigo Energy and Tara Energy. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy also offers green products through its JustGreen programs. The electricity JustGreen product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

In addition, Just Energy rents and sells high efficiency and tankless water heaters, air conditioners and furnaces to Ontario and Quebec residents, through a subsidiary operating under the trade name National Home Services (“NHS”). During the fiscal year, Just Energy purchased a 15% ownership in ecobee Inc. (“ecobee”), a company that designs, manufactures and distributes smart thermostats to residential and commercial customers throughout North America. Just Energy also operates a Network Marketing division under the trade name Momentis. Through its subsidiary, Terra Grain Fuels Inc. (“TGF”), Just Energy produces and sells ethanol. Just Energy’s subsidiary, Hudson Energy Solar Corp. (“HES”), and its subsidiaries provide solar project development platforms operating in New Jersey, Pennsylvania and Massachusetts, under the trade name Hudson Energy Solar. Just Energy also holds a 50% ownership in Just Ventures LLC and Just Ventures L.P. (collectively, “Just Ventures”), a jointly controlled entity, which is primarily involved in the Internet-based marketing of Just Energy’s gas and electricity contracts.

Included in the MD&A is an analysis of the above operations. As at March 31, 2013, Terra Grain Fuels is available for sale and is expected to be sold within the next 12 months. As a result, it has been classified as discontinued operations and the financial results from operations for prior periods have been restated to reflect results from continuing and discontinued operations for comparative purposes.

Forward-looking information

This MD&A contains certain forward-looking information pertaining to customer additions and renewals, customer consumption levels, EBITDA, Base EBITDA, Adjusted EBITDA, Funds from Operations, Base Funds from Operations and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include,

1.

but are not limited to, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, decisions by regulatory authorities and competition, and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in the May 30, 2013 Annual Information Form and other reports on file with security regulatory authorities, which can be accessed on our corporate website at www.justenergygroup.com or through the SEDAR website at www.sedar.com or at the U.S. Securities Exchange Commission’s website at www.sec.gov.

KEY TERMS

“$90m convertible debentures” represents the $90 million in convertible debentures issued by Universal Energy Group Ltd. (“Universal”) in October 2007. Just Energy Exchange Corp. assumed the obligations of the debentures as part of the Universal acquisition on July 1, 2009, and Just Energy assumed the obligations of the debentures as part of the Conversion. See “Long-term debt and financing for continuing operations” on page 30 for further details.

“$100m convertible debentures” represents the $100 million of convertible debentures issued by the Company to finance the purchase of Fulcrum Retail Holdings, LLC, effective October 1, 2011. See “Long-term debt and financing for continuing operations” on page 30 for further details.

“$330m convertible debentures” represents the $330 million in convertible debentures issued by Just Energy to finance the purchase of Hudson Energy Services, LLC, effective May 1, 2010. Just Energy assumed the obligations of the debentures as part of the Conversion. See “Long-term debt and financing for continuing operations” on page 30 for further details.

“attrition” means customers whose contracts were terminated primarily due to relocation or cancelled by Just Energy due to delinquent accounts.

“customer” does not refer to an individual customer but instead an RCE (see Key Term below).

“failed to renew” means customers who did not renew expiring contracts at the end of their term.

“gross margin per RCE” represents the energy gross margin realized on Just Energy’s customer base, including gains/losses from the sale of excess commodity supply.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“RCE” means residential customer equivalent, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario.

NON-IFRS FINANCIAL MEASURES

Just Energy’s consolidated financial statements are prepared in compliance with IFRS. All non-IFRS financial measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Management believes that Adjusted EBITDA and Base Funds from Operations are the best basis for analyzing the financial results of Just Energy.

EBITDA

“EBITDA” represents earnings before finance costs, taxes, depreciation and amortization. This is a non-IFRS measure that reflects the pre-tax profitability of the business.

BASE EBITDA

“Base EBITDA” represents EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments on future supply positions. This measure reflects operating profitability as mark to market gains (losses) are associated with supply already sold in the future at fixed prices.

2.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under IFRS, the customer margins are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy and management has therefore excluded it from the Base EBITDA calculation.

ADJUSTED EBITDA

“Adjusted EBITDA” represents Base EBITDA adjusted to deduct selling and marketing costs sufficient to maintain existing levels of embedded gross margin and maintenance capital expenditures necessary to sustain existing operations. This adjustment results in the exclusion of the marketing that Just Energy carried out and the capital expenditures that it had made to add to its future productive capacity.

FUNDS FROM OPERATIONS

“Funds from Operations” refers to the cash flow generated by operations. Funds from Operations is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other items. The gross margin used includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order to include cash received.

BASE FUNDS FROM OPERATIONS

“Base Funds from Operations” refers to the Funds from Operations adjusted for capital expenditures purchased to maintain productive capacity. Capital expenditures to maintain productive capacity represent the capital spend relating to capital assets and spending relating to contract initiation costs to maintain embedded gross margin at the current level.

EMBEDDED GROSS MARGIN

“Embedded gross margin” is a rolling five-year measure of management’s estimate of future contracted energy gross margin as well as the margin associated with the remaining life of National Home Services’ customer contracts. The energy marketing embedded gross margin is the difference between existing energy customer contract prices and the cost of supply for the remainder of term, with appropriate assumptions for customer attrition and renewals. It is assumed that expiring contracts will be renewed at target margin and renewal rates.

The energy marketing embedded gross margin also includes an estimate of the future margin on residual payments on non-energy products sold to the current Momentis customer base as well as the completed contracts for Hudson Energy Solar. The embedded gross margin for HES represents gross margin associated with Solar Power Purchase Agreements (“PPAs”) and Solar Renewable Energy Credits (“SRECs”) for a rolling five-year period generated from its completed projects.

3.

Financial highlights

For the years ended March 31

(thousands of dollars, except where indicated and per share amounts)

	Fiscal 2013		Fiscal 2012		Fiscal 2011
		% increase (decrease)		% increase (decrease)
Sales	$2,881,964	9%	$2,654,778	(7)%	$2,844,666
Gross margin	525,868	5%	499,657	7%	467,937
Administrative expenses	138,855	22%	114,168	16%	98,169
Selling & marketing expenses	208,029	17%	177,302	33%	133,607
Finance costs	75,151	38%	54,450	3%	53,021
Profit (loss) from continuing operations[1]	601,705	NMF [3]	(128,455)	NMF [3]	359,341
Profit (loss) from discontinued operations	(72,050)	NMF [3]	1,812	NMF [3]	(6,401)
Profit (loss)[1]	529,655	NMF [3]	(126,643)	NMF [3]	352,940
Earnings (loss) per share from continuing operations—basic	4.30		(0.93)		2.66
Earnings (loss) per share from continuing operations—diluted	3.68		(0.93)		2.60
Dividends/distributions	178,400	2%	175,382	3%	170,004
Base EBITDA from continuing operations[2]	163,128	(16)%	193,342	(14)%	223,769
Adjusted EBITDA from continuing operations[2]	248,277	(7)%	267,735	6%	251,649
Base Funds from continuing operations[2]	96,899	(40)%	160,729	(13)%	185,771
Payout ratio on Base EBITDA from continuing operations	109%		91%		76%
Payout ratio on Adjusted EBITDA from continuing operations	72%		66%		68%
Payout ratio on Base Funds from continuing operations	184%		109%		92%
Payout ratio on Base Funds from continuing operations pro forma $0.84 current dividend	125%		74%		62%
Embedded gross margin[2]	2,268,900	15%	1,976,800	15%	1,725,500
Energy customers (RCEs)	4,222,000	9%	3,870,000	17%	3,314,000
Home Services customers (installed units)	235,000	42%	165,000	39%	119,000

Total customers (RCEs and installed units)	4,457,000	10%	4,035,000	18%	3,433,000

[1]

Profit for the period includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

[2]	See “Non-IFRS financial measures” on page 2.
[3]	Not a meaningful figure.

4.

ACQUISITION OF FULCRUM RETAIL HOLDINGS LLC (“Fulcrum”)

On October 3, 2011, Just Energy completed the acquisition of the 100% equity interest in Fulcrum Retail Holdings LLC (“Fulcrum”), a Texas-based electricity retailer, with an effective date of October 1, 2011. The acquisition was funded by the issuance of $100 million of convertible debentures. Fulcrum markets primarily online and through targeted marketing channels, and focuses on residential and small to mid-size commercial customers.

The consideration for the acquisition was US$79.4 million paid at the time of closing and subject to customary working capital adjustments. Just Energy will also pay up to US$11.0 million in cash and issue up to 867,025 common shares (collectively, the “Earn-Out” amount) to the seller 18 months following the closing date, provided that certain EBITDA and billed volume targets are satisfied by Fulcrum during the Earn-Out period. The fair value of the contingent considerations at acquisition was estimated to be $18,327. Changes in the fair value of the contingent consideration are recorded in the consolidated statements of income (loss) as change in fair value of derivative instruments. The contingent consideration was valued at $NIL as at March 31, 2013 with the conclusion of the earn-out period.

The acquisition of Fulcrum was accounted for using the acquisition method of accounting. Just Energy allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

Fair value recognized on acquisition
(thousands of dollars)
Current assets (including cash of $3,875)	$41,129
Property, plant and equipment	758
Software	215
Customer contracts and relationships	39,533
Affinity relationships	42,359
Brand	13,034
Contract initiation costs	156
Other	1,082

138,266

Current liabilities	(44,856)
Other liabilities – current	(12,430)
Other liabilities – long term	(3,768)
Deferred lease inducements	(322)
Long-term debt	(586)

(61,962)

Total identifiable net assets acquired	76,304
Goodwill arising on acquisition	26,833

Total consideration	$103,137

Cash paid, net of estimated working capital adjustment	$84,810
Contingent consideration (Earn-Out amount)	18,327

Total consideration	$103,137

5.

The electricity customer contracts and affinity relationships are amortized over the average remaining life at the time of acquisition. The electricity customer contracts are amortized over 3.5 years. The affinity relationships are amortized over eight years. The brand value, which represents the value allocated to the market awareness of the operating names used to sell and promote Fulcrum’s products, is considered to have an indefinite life and, therefore, is not subject to amortization. The purchase price allocation is considered final and, as a result, no further adjustments will be made.

Continuing operations

NATURAL GAS

Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price offerings to five-year fixed-price contracts. For fixed-price contracts, Just Energy purchases gas supply through physical or financial transactions with market counterparts in advance of marketing, based on forecast customer aggregation for residential and small commercial customers. For larger commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion.

The LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the severity of weather from normal. To the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s customer gross margin may be reduced or increased depending upon market conditions at the time of balancing. Under some commercial contract terms, this balancing may be passed onto the customer.

Just Energy entered into weather index derivatives for the third and fourth quarters of fiscal 2013 with the intention of reducing gross margin fluctuations from extreme weather. The maximum payout associated with the weather derivatives for fiscal 2013 was $20 million. The fiscal 2013 winter finished with overall normal weather, resulting in a cost of $2.0 million for the weather index derivatives.

Ontario, Quebec, British Columbia and Michigan

In Ontario, Quebec, British Columbia and Michigan, the volumes delivered for a customer typically remain constant throughout the year. Just Energy does not recognize sales until the customer actually consumes the gas. During the winter months, gas is consumed at a rate that is greater than delivery and, in the summer months, deliveries to LDCs exceed customer consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.

Alberta

In Alberta, the volume of gas delivered is based on the estimated consumption for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash received from customers and the LDC will be higher in the winter months.

Other gas markets

In New York, Illinois, Indiana, Ohio, California, Georgia, New Jersey, Pennsylvania, Manitoba and Saskatchewan, the volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash flow received from these states/provinces is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

ELECTRICITY

In Ontario, Alberta, New York, Texas, Illinois, Pennsylvania, New Jersey, Maryland, Michigan, California, Ohio, Massachusetts and the United Kingdom, Just Energy offers a variety of solutions to its electricity customers, including fixed-price and variable-price products on both short-term and longer-term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. Customers may experience either a small balancing charge or credit (pass-through) on each bill due to fluctuations in prices applicable to their volume requirements not covered by a fixed price. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions.

Just Energy purchases power supply through physical or financial transactions with market counterparties in advance of marketing to residential and small commercial customers based on forecast customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger commercial customers. The LDC provides

6.

historical customer usage, which, when normalized to average weather, enables Just Energy to purchase to expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the power portfolio. The expected cost of this strategy is incorporated into the price to the customer.

The Company’s ability to mitigate weather effects is limited by the severity of weather from normal. In certain markets, to the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. To the extent that supply balancing is not fully covered through customer pass-throughs or active management or the options employed, Just Energy’s customer gross margin may be impacted depending upon market conditions at the time of balancing.

JUSTGREEN

Customers have the ability to choose an appropriate JustGreen program to supplement their electricity and natural gas contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for electricity customers involve the purchase of power from green generators (such as wind, solar, run of the river hydro or biomass) via power purchase agreements and renewable energy certificates. JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects.

In addition to its traditional commodity marketing business, Just Energy allows customers to effectively manage their carbon footprint without buying energy commodity products. The JustGreen Lifestyle products are essentially carbon offsets from carbon capture and reduction projects as well as green power renewable energy certificates from green generators. The JustGreen Lifestyle products can be offered in all states and provinces and are not dependent on energy deregulation.

CONSUMER (RESIDENTIAL) ENERGY DIVISION

The sale of gas and electricity to customers consuming 15 RCEs and less is undertaken by the Consumer Energy division. Marketing of the energy products of this division is primarily done door-to-door through 1,400 independent contractors, the Momentis network marketing operation and Internet-based marketing and telemarketing efforts. Approximately 47% of Just Energy’s customer base resides within the Consumer Energy division, which is currently focused on longer-term price-protected and variable rate offerings of commodity products and JustGreen. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer Energy independent contractors also offer these products. In addition, the Consumer Energy division has commenced marketing bundled products in Ontario and Texas, offering certain commodity products along with a smart thermostat.

COMMERCIAL ENERGY DIVISION

Customers with annual consumption over 15 RCEs are served by the Commercial Energy division. These sales are made through three main channels: sales through the broker channel using the commercial platform acquired with the Hudson purchase; door-to-door commercial independent contractors; and inside commercial sales representatives. Commercial customers make up approximately 53% of Just Energy’s customer base. Products offered to commercial customers can range from standard fixed price offerings to “one off” offerings, which are tailored to meet the customer’s specific needs. These products can be either fixed or floating rate or a blend of the two, and normally have terms of less than five years. Margin per RCE for this division is lower than consumer margins but customer aggregation costs and ongoing customer care costs are lower as well on a per RCE basis. Commercial customers tend to have combined attrition and failed-to-renew rates that are lower than those of consumer customers.

HOME SERVICES DIVISION

National Home Services began operations in April 2008 and provides Ontario and Quebec residential customers with a long-term water heater, furnace and air conditioning rental, offering high efficiency conventional and power vented tank and tankless water heaters and high efficiency furnaces and air conditioners. In addition, National Home Services division has commenced marketing smart thermostats in Ontario. The thermostats are being sold independently in Ontario or also offered in a bundled product offering with the rental of air conditioners or furnaces.

NHS markets through approximately 270 independent contractors in Ontario and Quebec. See page 23 for additional information.

NETWORK MARKETING DIVISION

Just Energy owns and operates Momentis, a network marketing company operating in Canada, the U.S. and the U.K. Independent representatives educate consumers about the benefits of energy deregulation and sell them products offered by Just Energy as well as a number of other products. Independent representatives are rewarded through commissions earned based on new customers added.

7.

SOLAR DIVISION

Hudson Energy Solar, a solar project development company operating in New Jersey, Pennsylvania and Massachusetts, brings renewable energy directly to consumers, enabling them to reduce their environmental impact and energy costs. HES installs solar systems on residential and commercial sites, maintaining ownership of the system and providing maintenance and monitoring of the system for a period of up to 20 years. HES sells the energy generated by the solar panels back to the customer. This division will contribute to operating metrics through commodity sales, renewable energy credit offset sales and tax incentives. As of March 31, 2013, the division has made cumulative commitments of approximately $106.9 million with the status of the associated projects ranging from contracted to completed.

Discontinued operations

ETHANOL DIVISION

Terra Grain Fuels is a 150-million-litre capacity ethanol plant located in Belle Plaine, Saskatchewan. The plant produces wheat-based ethanol and high protein distillers’ dried grain (“DDG”). TGF was acquired in 2009 as part of the Universal Energy Group Limited acquisition. Since then, management has considered TGF to be a non-core division and management continued to operate based on the intention of the plant maintaining cash flow neutral operations at a minimum. In March 2013, Just Energy formally commenced the process to dispose of TGF. The business of TGF has been operating in an unpredictable product environment, making it difficult for management to derive real growth and profitability from the segment. The disposal of TGF is due to be completed within the next 12 months. As at March 31, 2013, TGF was classified as held for sale and as discontinued operations. See page 28 for more on the financial results from operations.

8.

EBITDA

For the years ended March 31

(thousands of dollars)

	Fiscal 2013	Fiscal 2012	Fiscal 2011
Reconciliation to consolidated statements of income
Profit (loss) for the year from continuing operations	$601,705	$(128,455)	$359,341
Add:
Finance costs	75,151	54,450	53,021
Provision for income taxes	86,385	37,527	173,439
Capital tax	—	—	188
Amortization	118,809	133,489	141,717
Profit attributable to non-controlling interest	653	121	2,136

EBITDA from continuing operations	$882,703	$97,132	$729,842
Add (subtract):
Change in fair value of derivative instruments	(719,575)	96,210	(506,073)

Base EBITDA from continuing operations	163,128	193,342	223,769

Selling and marketing expense to add gross margin	92,066	80,007	36,428
Maintenance capital expenditures	(6,917)	(5,614)	(8,548)

Adjusted EBITDA from continuing operations	$248,277	$267,735	$251,649
Adjusted EBITDA from discontinued operations	5,822	15,390	7,305

Adjusted EBITDA	$254,099	$283,125	$258,954

EBITDA
Gross margin per financial statements	$525,868	$499,657	$467,296
Add (subtract):
Administrative expenses	(138,855)	(114,168)	(98,169)
Selling and marketing expenses	(208,029)	(177,302)	(133,607)
Bad debt expense	(30,850)	(28,514)	(27,650)
Share-based compensation	(11,952)	(10,662)	(9,914)
Amortization included in cost of sales/selling and marketing expenses	28,054	20,746	17,012
Other income	5,696	6,536	7,949
Transaction costs	—	(1,101)	(1,284)
Proportionate share of loss from the joint venture	(7,457)	(1,971)	—
Profit attributable to non-controlling interest	653	121	2,136

Base EBITDA from continuing operations	$163,128	$193,342	$223,769

Selling and marketing expense to add gross margin	92,066	80,007	36,428
Maintenance capital expenditures	(6,917)	(5,614)	(8,548)

Adjusted EBITDA from continuing operations	$248,277	$267,735	$251,649
Adjusted EBITDA from discontinued operations	5,822	15,390	7,305

Adjusted EBITDA	$254,099	$283,125	$258,954

Dividends/distributions
Dividends	$173,646	$171,381	$161,585
Class A preference share distributions	—	—	4,896
Restricted share grant and deferred share grant distributions	4,754	4,001	3,523

Total dividends/distributions	$178,400	$175,382	$170,004

Adjusted fully diluted average number of shares outstanding[1]	143.9m	141.4m	138.1m

[1]	The per share amounts are calculated on an adjusted fully diluted basis, removing the impact of the $330m, $100m and $90m convertible debentures as all will be anti-dilutive in future periods.

9.

Base EBITDA differs from EBITDA in that the impact of the mark to market gains (losses) from the financial instruments is removed. This measure reflects operating profitability as mark to market gains (losses) are associated with supply already sold in the future at fixed prices. Just Energy ensures that the value of customer contracts is protected by entering into fixed-price supply contracts. Under IFRS, the value of the customer contracts is not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing volatility. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy. For Adjusted EBITDA, selling and marketing expenses used for increasing embedded gross margin are also removed along with maintenance capital expenditures being deducted.

Adjusted EBITDA from continuing operations amounted to $248.3 million ($1.73 per share) for fiscal 2013, a decrease of 7% from $267.7 million ($1.89 per share) in the prior year. The decrease is attributable to a number of factors including: LDC reconciliations in the first and second quarters resulting from the warm 2011—2012 winter; higher growth in administrative costs than the increase in gross margin as the Company expanded into ten new utility territories (including the U.K) and higher sales and marketing expenses as the Company added a record number of new customers during the fiscal year. Due to the delay extending from two to nine months from when a customer signs to the time that the related commodity flows, the customers signed in fiscal 2013 generated cash flow for only a portion of the fiscal year, or in some cases, not at all.

Gross margin increased 5% overall with energy marketing and home services gross margin increasing by 2% and 50%, respectively, versus the prior fiscal year. The energy marketing customer base increased by 9% during the year, with record additions from both the Consumer division and the Commercial division.

Administrative expenses increased by 22% from $114.2 million to $138.9 million year over year. The increase over the prior comparable year was due to the inclusion of a full year of the administrative expenses relating to Fulcrum and investments in growth for the home services and energy marketing divisions, particularly with the Company’s expansion into ten new utility territories.

Selling and marketing expenses for the year ended March 31, 2013, were $208.0 million, a 17% increase from $177.3 million reported in the prior comparable year. This increase is attributable to the 24% increase in customer additions. The sales and marketing expenses representing the costs associated with maintaining gross margin, which are deducted in Adjusted EBITDA, were $98.5 million for the year ended March 31, 2013, 18% higher than $83.3 million in the prior fiscal year.

Bad debt expense was $30.9 million for the year ended March 31, 2013, an 8% increase from $28.5 million recorded for the prior year. This increase is a result of the 23% increase in revenue for markets for which Just Energy bears the bad debt risk year over year. For the year ended March 31, 2013, the bad debt expense of $30.9 million represents approximately 2.1% of revenue in the jurisdictions where the Company bears the credit risk. In the prior year, bad debt expense of $28.5 million represented 2.4% of its relevant revenue.

Dividends and distributions paid for the year ended March 31, 2013 were $178.4 million, an increase of 2% from the prior year as a result of a higher number of shares outstanding. For the year ended March 31, 2013, the payout ratio on Adjusted EBITDA from continuing operations was 72%, versus 66% in the prior year. Payout ratio of Base EBITDA from continuing operations was 109% for fiscal 2013, compared with 91% in fiscal 2012.

For further information on the changes in the operating segments, please refer to “Segmented Base EBITDA from continuing operations” on page XX and “Administrative expenses”, “Selling and marketing expenses”, “Bad debt expense” and “Finance costs”, which are further clarified on pages 26 through 27.

Adjusted EBITDA including continuing and discontinued operations amounted to $254.1 million for fiscal 2013, a decrease of 10% from $283.1 million for the year ended March 31, 2012.

For the year ended March 31, 2011, gross margin was $467.3 million for the year, an increase over the prior year due to strong customer additions and the acquisition of Hudson Energy in May 2010. Administrative, sales and marketing and bad debt expenses amounted to $98.2 million, $133.6 million and $27.7 million, respectively. For fiscal 2011, Adjusted EBITDA from continuing operations amounted to $251.6 million ($1.82 per share) and payout ratio on Adjusted EBITDA from continuing operations was 68% for the year.

10.

EMBEDDED GROSS MARGIN

As at March 31

(millions of dollars)

Management’s estimate of the future embedded gross margin is as follows:

			2013 vs.		2012 vs.
	Fiscal	Fiscal	2012	Fiscal	2011
	2013	2012	variance	2011	variance

Energy marketing division[1]	$1,671.3	$1,583.8	6%	$1,442.8	10%
Home Services	597.6	393.0	52%	282.7	39%

Total embedded gross margin	$2,268.9	$1,976.8	15%	$1,725.5	15%

[1]	Energy marketing also includes embedded gross margin related to Momentis and HES.

Management’s estimate of the embedded gross margin amounted to $2,268.9 million as at March 31, 2013, an increase of 15% over fiscal 2012. The increase of $292.1 million in embedded gross margin during the year was generated through sales and marketing expenses to increase embedded gross margin of $92.1 million.

The embedded gross margin for energy marketing increased by 6% in fiscal 2013. The growth in energy marketing embedded gross margin for the year was less than the 9% increase in energy marketing customers due to the increasing share of commercial customers. Commercial customers by design, have lower margins and shorter base contract terms than consumer customers. However, the addition of commercial customers also results in lower customer aggregation costs and lower annual customer servicing costs, neither of which is captured in embedded gross margin.

The Home Services division experienced an increase of 42% in installed units and contractual price increases, resulting in a 52% higher embedded gross margin. NHS’s embedded gross margin represents the margin associated with the average remaining life of the customer contracts.

The U.S. dollar strengthened against the Canadian dollar over fiscal 2013, resulting in an increase of $19.8 million in embedded gross margin when the U.S. energy marketing future gross margin is stated in Canadian dollars.

In fiscal 2012, embedded gross margin increased by 15% to $1,976.8 million. The embedded gross margin for Energy marketing increased by 10% due to a 17% increase in customer base, the majority of which were commercial customers which generate lower gross margin. The embedded gross margin for the Home Services division increased by 39%, reflecting a 39% increase in customer base during the fiscal year and contractual price increases.

11.

Funds From Operations for continuing operations

For the years ended March 31

(thousands of dollars)

	Fiscal 2013	Fiscal 2012	Fiscal 2011
Cash inflow from continuing operations	$99,762	$147,191	$145,483
Add:
Increase in non-cash working capital	2,223	15,076	39,063
Dividend/distribution classified as finance cost	—	—	7,798
Other	653	121	2,136
Tax adjustment	1,178	3,955	(161)

Funds from continuing operations	$103,816	$166,343	$194,319
Less: maintenance capital expenditures	(6,917)	(5,614)	(8,548)

Base Funds from continuing operations	$96,899	$160,729	$185,771

Base Funds from Operations
Gross margin from financial statements	$525,868	$499,657	$467,937
Add (Subtract):
Adjustment required to reflect net cash receipts from gas sales	(4,536)	7,740	(1,725)
Administrative expenses	(138,855)	(114,168)	(98,169)
Selling and marketing expenses	(208,029)	(177,302)	(133,607)
Bad debt expense	(30,850)	(28,514)	(27,650)
Current income tax recovery provision	(2,060)	(662)	(8,812)
Amortization included in cost of sales/sales and marketing expenses	28,054	20,746	17,012
Other income	5,696	6,536	7,949
Financing charges, non-cash	11,024	8,760	7,799
Finance costs	(75,151)	(54,450)	(53,021)
Proportionate share of loss from the joint venture	(7,457)	(1,971)	—
Other non-cash adjustments	112	(29)	16,606

Funds from continuing operations	$103,816	$166,343	$194,319
Less: maintenance capital expenditures	(6,917)	(5,614)	(8,548)

Base Funds from continuing operations	$96,899	$160,729	$185,771
Base Funds from continuing operations payout ratio	184%	109%	92%

Funds from continuing operations represents the cash generated from Just Energy’s ongoing operations and excluding the ethanol division as it is classified as discontinued operations at the end of fiscal 2013. For the year ended March 31, 2013, Funds from continuing operations were $103.8 million ($0.72 per share), a 38% decrease from $166.3 million ($1.18 per share) in the prior fiscal year. Base Funds from continuing operations, which represents Funds from continuing operations reduced by the maintenance capital expenditures, was $96.9 million for the year ended March 31, 2013, compared with $160.7 million in fiscal 2012. The decrease in the current fiscal year is due to the increase in gross margin being offset by higher operating and finance costs.

Administrative costs increased by 22% as a result of the inclusion of a full year of administrative costs for Fulcrum as well as the additional costs related to the expanding Home Services division and new markets entered for energy marketing such as the U.K. The lower Funds from Continuing Operations and Base Funds from Continuing Operations are due to this increase in administrative costs and the 17% growth in selling and marketing expenses. The energy marketing customer base increased by 9% in fiscal 2013 and embedded margin increased by 15% during the year ended March 31, 2013. Finance costs increased by 38% in fiscal 2013 to $75.2 million due to an increase in credit facility usage, the issuance of the $105 million senior unsecured note and increased NHS and HES financing.

12.

Selected consolidated financial data from continuing operations

(thousands of dollars, except per share amounts)

The results from operations have been reclassified for fiscal 2012 and 2011 to present the Ethanol division as discontinued operations as it is available for sale as of March 31, 2013. The Ethanol division is therefore excluded from the results presented below.

Statements of Operations from continuing operations

For the years ended March 31

	Fiscal 2013	Fiscal 2012	Fiscal 2011
Sales	$2,881,964	$2,654,778	$2,844,666
Gross margin	525,868	499,657	467,937
Profit (loss) from continuing operations	601,705	(128,455)	359,341
Profit (loss) from continuing operations per share—basic	4.30	(0.93)	2.66
Profit (loss) from continuing operations per share—diluted	3.68	(0.93)	2.60

Balance sheet data

As at March 31

	Fiscal 2013	Fiscal 2012	Fiscal 2011
Total assets	$1,451,503	$1,543,044	$1,590,026
Long-term liabilities	916,748	999,608	890,657

2013 COMPARED WITH 2012

Sales increased by 9% to $2.9 billion in fiscal 2013, compared with $2.7 billion in the prior fiscal year. The sales increase is a result of the 9% increase in the Energy Marketing customer base as well as the 42% increase in the installed units for the Home Services division.

For the year ended March 31, 2013, gross margin increased by 5% to $525.9 million from $499.7 million reported in fiscal 2012. Gross margin related to energy marketing increased 2% year over year lower than the 9% increase in customer base as a result of the increase in the percentage of commercial customers as well as the continuing impact from the fiscal 2012 warm winter as the under-consumed gas was sold at low margins during the first and second quarters of fiscal 2013. Gross margin from Home Services increased by 50% in fiscal 2013 due to a 42% increase in the number of installed units and contractual price increases.

Profit from continuing operations for fiscal 2013 amounted to $601.7 million, compared with a loss of $128.5 million in fiscal 2012. The change in profit from continuing operations is attributable to the change in fair value of the derivative instruments on the Company’s supply portfolio, which showed a gain of $719.6 million in fiscal 2013, versus a loss of $96.2 million in fiscal 2012. Under IFRS, the customer margins are not marked to market but there is a requirement to mark to market the future supply contracts, creating unrealized gains or losses depending on the supply pricing.

Total assets decreased by 6% to $1.5 billion in fiscal 2013 as a result of the amortization of the intangible assets acquired through the Hudson and Fulcrum acquisitions. Excluded from the total assets are $77.4 million of assets for the Ethanol division which are held for sale as of March 31, 2013.

Total long-term liabilities as of March 31, 2013 were $916.7 million representing an 8% decrease over the fiscal 2012. During fiscal 2013, long-term debt increased with the issuance of $105 million senior unsecured note and HES financing as well as increases to HES financing. These increases to long-term liabilities were offset by Just Energy’s credit facility being reclassed to current liabilities, as it expires on December 31, 2013. Management anticipates that the credit facility will be renewed prior to its expiry.

2012 COMPARED WITH 2011

Sales decreased by 7% from $2.8 billion in fiscal 2011 to $2.7 billion in fiscal 2012. The sales decline was the result of a gradual reduction in average price within the customer base as new customers signed, and customer renewals, were at lower prices than that of customers expiring or lost through attrition due to the general decrease in commodity market prices.

13.

For the year ended March 31, 2012, gross margin increased by 7% to $499.7 million from $467.9 million reported in fiscal 2011. Gross margin related to energy marketing increased 1% year over year versus a 17% increase in customer base as a result of the warm winter temperatures impacting gas consumption across all markets and the increasing percentage of lower margin commercial customers within the overall book. Gross margin from NHS increased by 78% for the year ended March 31, 2012 reflecting a 39% increase in installed units as well as a full year of gross margin associated with units installed in the previous year.

Net loss for fiscal 2012 amounted to $128.5 million, compared with a net income of $359.3 million in fiscal 2011. The change in net income (loss) is due to the change in fair value of the derivative instruments, which showed a loss of $96.2 million in fiscal 2012, versus a gain in fiscal 2011 of $506.0 million. Under IFRS, the customer margins are not marked to market but there is a requirement to mark to market the future supply contracts, creating unrealized gains or losses depending on the supply pricing.

Total assets decreased by 3% to $1.5 billion in fiscal 2012 as a result of the amortization of the intangible assets acquired through the Hudson acquisition, offset by the increase in assets acquired with the Fulcrum acquisition.

Total long-term liabilities as of March 31, 2012 were $999.6 million representing a 12% increase over fiscal 2011. Just Energy funded the Fulcrum acquisition effective October 1, 2011 by issuing $100 million in convertible debentures, which at March 31, 2012, were valued at $85.9 million in long-term debt. Offsetting this increase other long-term liabilities have decreased in fiscal 2012 primarily due to the movement from long-term liabilities to short-term liabilities at March 31, 2012.

14.

Summary of quarterly results for continuing operations

(thousands of dollars, except per share amounts)

	Q4 fiscal 2013	Q3 fiscal 2013	Q2 fiscal 2013	Q1 fiscal 2013
Sales	$877,475	$707,562	$674,390	$622,537
Gross margin	157,655	140,270	114,286	113,657
Administrative expenses	36,739	34,888	33,390	33,838
Sales and marketing expenses	49,277	49,918	50,268	58,566
Finance costs	22,221	18,184	18,436	16,310
Profit (loss) for the period from continuing operations	203,391	41,806	23,964	332,544
Profit (loss) for the period	137,691	40,238	23,087	328,639
Profit (loss) for the period from continuing operations per share—basic	1.44	0.30	0.17	2.39
Profit (loss) for the period from continuing operations per share—diluted	1.22	0.29	0.17	2.00
Dividends/distributions paid	44,965	44,636	44,409	44,390
Base EBITDA from continuing operations	69,612	52,293	25,468	15,755
Adjusted EBITDA from continuing operations	87,527	70,660	47,237	42,853
Base Funds from continuing operations	47,314	35,897	12,606	1,082
Payout ratio on Base EBITDA from continuing operations	65%	85%	174%	293%
Payout ratio on Adjusted EBITDA from continuing operations	51%	63%	94%	105%
Payout ratio on Base Funds from continuing operations	95%	124%	352%	NMF	1%

	Q4 fiscal 2012	Q3 fiscal 2012	Q2 fiscal 2012	Q1 fiscal 2012
Sales	$794,031	$701,075	$563,664	$596,008
Gross margin	170,651	140,941	96,349	91,716
Administrative expenses	32,143	29,882	26,624	25,519
Sales and marketing expenses	58,580	48,866	35,302	34,554
Finance costs	14,854	14,757	12,734	12,105
Profit (loss) for the period from continuing operations	(75,640)	(100,636)	(5,561)	53,382
Profit (loss) for the period	(76,895)	(97,386)	(3,494)	51,132
Profit (loss) for the period from continuing operations per share—basic	(0.55)	(0.73)	(0.04)	0.39
Profit (loss) for the period from continuing operations per share—diluted	(0.55)	(0.73)	(0.04)	0.39
Dividends/distributions paid	44,152	43,934	43,691	43,605
Base EBITDA from continuing operations	74,675	56,884	33,134	28,649
Adjusted EBITDA from continuing operations	107,078	81,898	42,519	36,240
Base Funds from continuing operations	54,598	44,972	38,290	22,869
Payout ratio on Base EBITDA from continuing operations	59%	77%	132%	152%
Payout ratio on Adjusted EBITDA from continuing operations	41%	54%	103%	120%
Payout ratio on Base Funds from continuing operations	81%	98%	114%	191%

[1]	Not a meaningful figure

15.

Just Energy’s results reflect seasonality, as electricity consumption is greater in the first and second quarters (summer quarters) and gas consumption is greater during the third and fourth quarters (winter quarters). Currently, electricity and gas marketing consists of 73% and 27%, respectively, of the energy marketing operations based on fiscal 2013 gross margin. While quarter over quarter comparisons are relevant, sequential quarters will vary materially. The main impact of this will be higher Base EBITDA, Adjusted EBITDA, Funds from Operations, Adjusted Funds from Operations and lower payout ratios in the third and fourth quarters and lower Base EBITDA, Adjusted EBITDA, Funds from Operations, Adjusted Funds from Operations and higher payout ratios in the first and second quarters. This impact is lessening as current net customer additions are concentrated in electricity which traditionally experiences less seasonality than natural gas.

ANALYSIS OF THE FOURTH QUARTER

Financial results

Sales increased by 11% quarter over quarter to $877.5 million from $794.0 million. The fourth quarter is traditionally the strongest seasonal quarter as natural gas consumption is concentrated in the colder winter months. The impact of this seasonality is diminishing as electricity has become the dominant commodity within the customer book. Quarterly sales from energy marketing and home services divisions increased by 10% and 78%, respectively, versus the prior comparable quarter.

Gross margin was $157.7 million, down 8% from a year earlier. The growth in gross margin from NHS was more than offset by lower gross margin contributions from Energy Marketing and Momentis. Gas margins were up 18% despite a 10% decrease in customer base as a result of higher consumption in the current year compared with record warm temperatures in the fourth quarter of fiscal 2012.

Electricity margin was down 24% compared with the prior comparable quarter. Electricity margin compression was seen in the northeastern states because of increased capacity costs. Historically these costs have been lower and relatively stable. Year over year these costs have increased significantly, thereby compressing margins particularly in the fourth quarter. Going forward, the company will look to structure contracts to pass these costs onto the customer as well as effectively hedge capacity costs, to mitigate future impact to gross margin.

Gross margin from Momentis for the fourth quarter was $0.4 million, a decrease from $7.9 million in the fourth quarter of fiscal 2012. The decrease in gross margin is attributable to less revenue generated as a result of a lower number of new independent representatives joining Momentis and fewer products sold in the current quarter.

Administrative expenses amounted to $36.7 million, an increase of 14% from $32.1 million recorded in the fourth quarter of fiscal 2012. The increase in administrative expenses is related to the growth in the customer base year over year, particularly in the home services division and the expansion into ten utility territories during fiscal 2013, most notably the U.K. commercial operations.

Selling and marketing expenses were $49.3 million in the fourth quarter of fiscal 2013, a decrease of 16% from $58.6 million in the prior comparable quarter. The decrease is due to lower Momentis costs as fewer incentives were needed in the current fiscal year to build that sales force. Telemarketing and internet sales also resulted in lower per customer aggregation costs.

Bad debt expense for the three months ended March 31, 2013 was $8.3 million, an increase of 19% from $7.0 million in the prior comparable quarter. Revenue earned in markets where Just Energy bears the collection risk increased by 19% quarter over quarter. Finance costs were $22.2 million for the fourth quarter of fiscal 2013, an increase of 50% from $14.9 million recorded for the three months ended March 31, 2012. The increase in finance costs is attributable to the increase in the credit facility, NHS financing as well as the issuance of HES financing and the $105 million senior unsecured note.

The change in fair value of derivative instruments resulted in a gain of $226.0 million for the current quarter, in comparison with a loss of $90.2 million recorded in the fourth quarter of the prior fiscal year. Profit for the period ended March 31, 2013, was $137.7 million. For the prior comparable quarter, the loss was $76.9 million. The fair value of derivative instruments represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers in the future at fixed prices, minimizing any impact of mark to market gains and losses.

Base EBITDA from continuing operations (after all selling and marketing costs) decreased by 7% to $69.6 million for the three months ended March 31, 2013, down from $74.7 million in the prior comparable quarter. This was primarily a result of lower gross margin from energy marketing due to lower cash receipts from weather option derivatives and lower gross margin per commercial customer. Adjusted EBITDA from continuing operations was $87.5 million for the three months ended March 31, 2013, an 18% decrease from $107.1 million in the prior comparable quarter. Despite lower quarterly EBITDA, strong net customer additions led to higher embedded gross margin at the end of the quarter.

16.

Funds from continuing operations were lower than the prior comparable quarter as the available cash was utilized to fund new markets and strong customer additions with the resultant embedded gross margin growth.

Dividends/distributions paid were $45.0 million, an increase of 2% over the prior comparable quarter as a result of a higher number of shares outstanding. The payout ratio on Adjusted EBITDA from continuing operations was 51% for the three months ended March 31, 2013, compared with 41% in the prior comparable quarter. The payout ratio on Base Funds from continuing operations was 95% for the three months ended March 31, 2013, compared with 81% reported for the fourth quarter of fiscal 2012.

Marketing results

Gross customer additions for the fourth quarter were 332,000, up 5% from the 316,000 customers added through marketing in the fourth quarter of fiscal 2012. Net additions from marketing were 98,000 for the quarter versus 112,000 net customers added in the prior comparable quarter.

Consumer customer additions amounted to 154,000 for the fourth quarter of fiscal 2013, consistent with the gross customer additions recorded in the prior comparable period. Commercial customer additions were 178,000 for the current year, a 10% increase from 162,000 gross customer additions in the three months ended March 31, 2012. The higher additions were a result of strong results from independent contractors, brokers and internet marketing.

The home services division continued its customer growth with installations for the three months ended March 31, 2013 of 11,000 water heaters and 1,000 air conditioners and furnaces, with 9% higher installations than in the prior comparable quarter.

17.

Segmented Base EBITDA from continuing operations

For the years ended March 31

					Fiscal 2013
	Gas marketing	Electricity marketing	Home services	Other	Consolidated
Gross margin per financial statements	$125,774	$340,895	$41,937	$17,262	$525,868
Add (subtract):
Administrative expenses	(33,123)	(78,191)	(19,197)	(8,344)	(138,855)
Selling and marketing expenses	(44,724)	(128,059)	(5,171)	(30,075)	(208,029)
Bad debt expense	(2,078)	(28,728)	(44)	—	(30,850)
Share-based compensation	(2,352)	(7,688)	(1,360)	(552)	(11,952)
Amortization included in cost of sales/selling and marketing expenses	—	14,900	11,732	1,422	28,054
Other income (loss)	(591)	4,238	—	2,049	5,696
Proportionate share of loss from joint venture	(1,763)	(5,694)	—	—	(7,457)
Profit attributable to non-controlling interest	—	653	—	—	653

Base EBITDA from continuing operations	$41,143	$112,326	$27,897	$(18,238)	$163,128

					Fiscal 2012
	Gas marketing	Electricity marketing	Home services	Other	Consolidated
Gross margin per financial statements	$140,140	$316,232	$27,979	$15,306	$499,657
Add (subtract):
Administrative expenses	(30,822)	(66,263)	(12,901)	(4,182)	(114,168)
Selling and marketing expenses	(34,546)	(101,236)	(4,188)	(37,332)	(177,302)
Bad debt expense	(3,188)	(25,222)	(104)	—	(28,514)
Share-based compensation	(2,602)	(6,515)	(1,329)	(216)	(10,662)
Amortization included in cost of sales/selling and marketing expenses	—	12,427	8,319	—	20,746
Other income (loss)	(7,038)	12,722	—	852	6,536
Transaction costs	—	(1,101)	—	—	(1,101)
Proportionate share of loss from joint venture	(565)	(1,406)	—	—	(1,971)
Profit attributable to non-controlling interest	—	121	—	—	121

Base EBITDA from continuing operations	$61,379	$139,759	$17,776	($25,572)	$193,342

Base EBITDA from continuing operations amounted to $163.1 million for the year ended March 31, 2013, a decrease from $193.3 million in the prior fiscal year. Gas marketing contributed $41.1 million to Base EBITDA from continuing operations for the year, a decrease of 33% from $61.4 million in fiscal 2012, as a result of a 10% decrease in customer base and the inclusion of weather derivative option proceeds in fiscal 2012, while the related unfavourable reconciliation of excess gas with LDCs was recorded in the first half of fiscal 2013. Electricity marketing contributed $112.3 million to Base EBITDA from continuing operations, a decrease of 20% from fiscal 2012 when the segment contributed $139.8 million. The decrease is a result of higher capacity costs in the northeast U.S. and the overall increase in the commercial customer base which generates lower gross margin on a per-customer basis.

NHS contributed $27.9 million to the consolidated Base EBITDA from continuing operations for fiscal 2013, an increase from $17.8 million in the prior comparable year due to 42% increase in customer base and contractual price increases. Just Energy’s other divisions, Momentis and HES, contributed a combined $(18.2) million to Base EBITDA from continuing operations for the current year, compared with $(25.6) million contributed in the year ended March 31, 2012.

For further information on each division, please refer to “Energy Marketing” included on the next page, “Home Services division (NHS)” on page 23 and “Other divisions (Momentis and Solar)” on page 24.

18.

Energy marketing

For the years ended March 31

(thousands of dollars)

	Fiscal 2013			Fiscal 2012
Sales	Gas	Electricity	Total	Gas	Electricity	Total
Canada	$406,276	$411,786	$818,062	$476,020	$489,043	$965,063
United States	338,799	1,650,223	1,989,022	407,037	1,230,810	1,637,847

	$745,075	$2,062,009	$2,807,084	$883,057	$1,719,853	$2,602,910

Increase (decrease)	(16)%	20%	8%

Gross margin	Gas	Electricity	Total	Gas	Electricity	Total
Canada	$61,529	$103,174	$164,703	$85,222	$93,151	$178,373
United States	64,245	237,721	301,966	54,918	223,081	277,999

	$125,774	$340,895	$466,669	$140,140	$316,232	$456,372

Increase (decrease)	(10)%	8%	2%

For the year ended March 31, 2013, sales were $2,807.1 million, an increase of 8% from $2,602.9 million in the prior year. Gross margin was $466.7 million for the year ended March 31, 2013, an increase of 2% from $456.4 million earned in the prior year. For the year ended March 31, 2013, gas and electricity gross margin consisted of 27% and 73%, respectively, of total energy marketing gross margin. In fiscal 2012, gas and electricity gross margin represented 31% and 69% of total energy marketing gross margin, respectively.

The total customer base increased by 9% during fiscal 2013. The 8% increase in sales was reflective of the increase in customer base however the increase in gross margin was lower at 2%. Commercial customers increased their proportion of the energy marketing book by 4%, starting fiscal 2013 representing 49% of the customer base and representing 53% at March 31, 2013. Commercial customers generate lower gross margin per RCE than consumer customers.

GAS

For the year ended March 31, 2013, sales were $745.1 million, a decrease of 16% from $883.1 million in fiscal 2012. Gross margin was $125.8 million for the year ended March 31, 2013, a decrease of 10% from $140.1 million earned in the prior year. The decrease in the current year is primarily due to the lower consumption resulting from the 10% decrease in gas customer base year over year.

Weather has resulted in significant fluctuations in gross margin. During the current fiscal year, the weather for the third and fourth quarters was overall, in line with expectations. As a result, Just Energy incurred net option costs of $2.0 million in fiscal 2013. However, in the prior fiscal year, as a result of the extreme warm weather, the weather index derivatives resulted in a payout at the maximum amount of $15 million, offsetting a margin loss of approximately $28 million.

An additional impact from the extremely warm winter in fiscal 2012 was seen in losses on LDC reconciliations in the financial results of the first half of fiscal 2013. During this period, Just Energy experienced losses on the sale of excess gas released through final LDC reconciliations, resulting in a further decrease in gross margin of approximately $16 million.

Canada

For the year ended March 31, 2013 sales and gross margin were $406.3 million and $61.5 million respectively, representing decreases of 15% in sales and 28% in gross margin in comparison with fiscal 2012. The decreases are attributable to the impact from lower realized customer margins and the 9% decrease in customer base, as well as losses on the sale of excess gas resulting from the milder temperatures during the fiscal 2012 winter. The vast majority of the $15 million in weather derivative option proceeds in fiscal 2012 were attributable to Canadian gas customers and, unlike LDC reconciliation costs, were realized in that fiscal year.

19.

After allowance for balancing, realized average gross margin per customer (“GM/RCE”) for the year ended March 31, 2013, amounted to $132 per RCE compared to $178 per RCE for the prior year. The decline in realized GM/RCE is almost entirely attributable to financial reconciliations in the first half of fiscal 2013 to offset under consumption in the warm winter of fiscal 2012. The GM/RCE value includes an appropriate allowance for a bad debt expense in British Columbia and Alberta.

United States

For the year ended March 31, 2013, gas sales were $338.8 million, a decrease of 17% from $407.0 million in the prior year. Gross margin was $64.2 million, an increase of 17% as compared to $54.9 million for the year ended March 31, 2012. This increase in gross margin reflects higher consumption due to colder weather and a lower proportion of weather derivative option proceeds recorded in fiscal 2012 versus those received in Canada.

Total gas customers in the U.S. decreased by 11% during the fiscal year primarily due to a single low margin 75,000 RCE commercial customer that did not renew during the second quarter. However, the overall decline in the customer base did not result in any meaningful decline in margins. There was also a decline in the consumer gas customer base reflecting the continued impact of low gas prices and Just Energy’s focus on shifting resources to electricity-oriented markets. The lower commodity price environment and its impact on recently signed customers that were signed at lower contract prices also contributed to the decline in gas sales in the U.S. over the prior year.

Average realized gross margin after all balancing costs for the year ended March 31, 2013, was $149 per RCE, an increase from $113 per RCE for the prior year. The increase year over year was due to less weather derivative option proceeds being booked in the U.S. markets in fiscal 2012 thereby, reducing the comparable GM/RCE for that year. The GM/RCE value includes an appropriate allowance for bad debt expense in Illinois, Georgia, Michigan and California.

ELECTRICITY

For the year ended March 31, 2013, sales were $2,062.0 million, an increase of 20% from $1,719.9 million, and gross margin was $340.9 million, up 8% from $316.2 million in the prior year. The electricity customer base increased by 17% during fiscal 2013. The lower growth of gross margin versus customers is attributable to higher commercial net additions and price volatility in the northeast U.S., offset by improved margins per customer in Canada.

Canada

For the year ended March 31, 2013, sales were $411.8 million, a decrease of 16% from $489.0 million in fiscal 2012 due to a 6% decline in RCEs as well as new variable rate products with five-year term features offered at lower sales prices. Gross margin was $103.2 million, up 11% from $93.2 million in fiscal 2012. Gross margin increased largely due to higher margins associated with the JustGreen product offerings as well as the profitability of attractive variable rate products.

Realized average gross margin per customer in Canada after all balancing and including acquisitions for the year ended March 31, 2013, amounted to $167 per RCE, an increase from $141 per RCE in the fiscal 2012. The GM/RCE value includes an appropriate allowance for the bad debt expense in Alberta.

United States

For the year ended March 31, 2013, electricity sales were $1,650.2 million, an increase of 34% from $1,230.8 million in fiscal 2012. Gross margin was $237.7 million, an increase of 7% as compared to $223.1 million recorded for the year ended March 31, 2012. Driving sales and margin growth was the 24% increase in customer base during the past year, as a result of strong additions through marketing. During fiscal 2013, margin growth was less than net customer growth as lower margin commercial customers increased at a higher rate than consumer customers. Realized margins were also reduced by the gross margin compression due to increased capacity costs, primarily for commercial customers, in the northeastern states. Historically these costs have been lower and relatively stable. Year over year these costs have increased significantly, thereby compressing margins particularly in the fourth quarter. Going forward, the company will look to structure contracts to pass through these costs as well as effectively hedge capacity costs, to mitigate future negative impact to gross margin.

Average realized gross margin per customer for U.S. electricity decreased to $100 per RCE during the year, compared to $132 per RCE in the prior year, for the reasons noted above. The GM/RCE value for Texas, Pennsylvania, Massachusetts, Illinois and California includes an appropriate allowance for bad debt expense.

20.

Long-term energy customer aggregation

	April 1, 2012	Additions	Attrition	Failed to renew	March 31, 2013	% increase (decrease)
Electricity
Canada	698,000	92,000	(57,000)	(79,000)	654,000	(6)%
United States	2,063,000	991,000	(269,000)	(234,000)	2,551,000	24%
United Kingdom	—	19,000	—	—	19,000

Total electricity	2,761,000	1,102,000	(326,000)	(313,000)	3,224,000	17%

Natural gas
Canada	558,000	85,000	(48,000)	(85,000)	510,000	(9)%
United States	551,000	168,000	(118,000)	(113,000)	488,000	(11)%

Total gas	1,109,000	253,000	(166,000)	(198,000)	998,000	(10)%

Combined	3,870,000	1,355,000	(492,000)	(511,000)	4,222,000	9%

Gross customer additions for the year were 1,355,000, up 24% from the 1,091,000 customers added through marketing in fiscal 2012. Net additions from marketing were 352,000 for the year, up 11% versus 316,000 net customers added through marketing in the prior year.

Consumer customer additions amounted to 631,000 for fiscal 2013, a 47% increase from 429,000 gross customer additions recorded in the prior fiscal year. Commercial customer additions were 724,000 for the current year, an 9% increase from 662,000 gross customer additions in the prior fiscal year. The increase in additions was a result of strong results from independent contractors, brokers and internet marketing.

Total gas customers decreased by 111,000 RCEs, a 10% reduction over the prior fiscal year. U.S. gas customers decreased by 11%, primarily due to the failure to renew a single 75,000 RCE customer (Just Energy’s largest in terms of volume). The Canadian gas customer base decreased by 9% during the fiscal year, primarily as a result of a high number of customers failing to renew. The extended period of low, stable gas prices has reduced the consumer customer appetite for the stability of higher priced long-term fixed contracts. As a result, Just Energy has moved to a variety of consumer products that provide different value propositions in the current environment, with variable and monthly flat rate contracts being well received while spot market prices remain stable. Management believes that holding the overall gas customer base flat in this environment will be a positive result.

Total electricity customers were up 17% during fiscal 2013. The U.S. electricity market increased by 24%, primarily due to strong customer additions in the Texas market for both the Consumer and Commercial divisions. The Canadian electricity market, particularly in Ontario, continues to face competitive challenges due to low utility pricing, and as a result, the customer base decreased by 6%. The Commercial division launched its U.K. operations during the second quarter of fiscal 2013 with customer additions of 19,000 RCEs as at March 31, 2013. The Company believes that the appropriate focus of marketing efforts is, and will remain, electricity given the challenging gas price environment and strong receptivity to electricity offerings.

At the end of fiscal 2013, the gas and electricity segments accounted for 24% and 76% of the energy marketing customer base, respectively. At the end of the prior fiscal year, the gas and electricity segments represented 29% and 71% of the energy marketing customer base, respectively.

JUSTGREEN

Sales of JustGreen products remain stable despite premium pricing in a low-price environment. The JustGreen program allows customers to choose to purchase units of green energy in the form of renewable energy or carbon offsets, in an effort to reduce greenhouse gas emissions. When a customer purchases a unit of green energy, it creates a contractual obligation for Just Energy to purchase a supply of green energy at least equal to the demand created by the customer’s purchase. Grant Thornton LLP conducted a review of Just Energy’s Renewable Energy and Carbon Offsets Sales and Purchases Report for the period from January 1, 2012, through December 31, 2012, validating the match of Just Energy’s renewable energy and carbon offset purchases against customer contracts. Just Energy has contracts with over 90 carbon offset and renewable energy projects across North America and is actively pursuing new projects to meet our growing demand for green energy alternatives. Just Energy purchases help developers finance their projects.

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The Company currently sells JustGreen gas in the eligible markets of Ontario, Quebec, British Columbia, Alberta, Michigan, New York, Ohio, Illinois, New Jersey, Maryland and Pennsylvania. JustGreen electricity is sold in Ontario, Alberta, New York, Texas and Pennsylvania. Of all consumer customers who contracted with Just Energy in the past year, 28% took JustGreen for some or all of their energy needs. On average, these customers elected to purchase 82% of their consumption as green supply. For comparison, in fiscal 2012, 29% of consumer customers who contracted with Just Energy chose to include JustGreen for an average of 84% of their consumption. Overall, JustGreen now makes up 9% of the Consumer gas portfolio, down from 10% a year ago. JustGreen makes up 13% of the Consumer electricity portfolio, up from 12% a year ago.

ATTRITION

	Fiscal 2013	Fiscal 2012	Fiscal 2011
Natural gas
Canada	9%	10%	10%
United States	24%	24%	23%
Electricity
Canada	9%	9%	10%
United States	12%	13%	17%
Total attrition	12%	13%	15%

Attrition rates have seen a steady annual decrease. In fiscal 2011, attrition rates were 15%, declining to 13% in fiscal 2012. In fiscal 2013, total attrition rates further decreased to 12%. The majority of customers signed in the past three years are on prices consistent with current market prices. The attrition from these customers and their eventual renewal will be assisted by this pricing. In addition, there are generally lower attrition rates among the growing base of commercial customers.

Natural gas

The annual natural gas attrition in Canada was 9% for fiscal 2013, a decrease from the attrition rate of 10% reported one year ago. In the U.S., annual gas attrition was 24%, consistent with the rate reported for fiscal 2012.

Electricity

The annual electricity attrition rate in Canada was 9% for fiscal 2013, equal to the attrition rate reported in the prior year. Electricity attrition in the U.S. was 12% for fiscal 2013, a decrease of 1% from the attrition reported in fiscal 2012 due to the increasing commercial customer base, which has historically experienced lower attrition rates.

RENEWALS

	Consumer			Commercial
	Fiscal 2013	Fiscal 2012	Fiscal 2011	Fiscal 2013	Fiscal 2012	Fiscal 2011
Natural gas
Canada	41%	52%	69%	64%	61%	49%
United States	85%	85%	73%	19%	62%	77%
Electricity
Canada	55%	51%	63%	62%	59%	58%
United States	90%	87%	75%	79%	64%	60%
Total renewals—Consumer and Commercial divisions	69%	64%	65%

The Just Energy renewal process is a multifaceted program that aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance, allowing a customer to renew for an additional period. Management’s targeted renewal rates for consumer customers are approximately 70% overall, assuming commodity price volatility remains low. Overall, renewal rates were in range of this target at 69%, up from 64% in fiscal 2012 and 65% in fiscal 2011.

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The renewal rates for Canadian gas and electricity continue to be impacted by the current large spread between the Just Energy five-year price and the utility spot price. The renewal rates for Canada gas decreased from 52% in fiscal 2012 to 41% in fiscal 2013 due to a difficult renewal environment in British Columbia and Ontario. The long period of stable low prices has reduced customer interest in renewing at higher fixed prices. Just Energy is focused on variable-price offerings in order to improve renewal rates. It is anticipated that Canadian renewal rates will improve towards target levels as more customers begin to renew their current market priced contracts.

Renewal rates for commercial customers are expected to be more volatile than those of consumer customers as a commercial renewal is often a function of a competitive bid process and these customers regularly change suppliers. This was the case for the U.S. gas market, where the renewal rate was 19%, primarily due to one low margin customer representing 75,000 RCEs, failing to renew its contract during the second quarter of fiscal 2013.

Gas and electricity contract renewals

This table shows the percentage of customers up for renewal in each of the following fiscal periods:

	Canada—gas	Canada—electricity	U.S.—gas	U.S.—electricity
2014	24%	17%	19%	36%
2015	19%	12%	9%	15%
2016	23%	23%	12%	14%
2017	13%	17%	19%	10%
Beyond 2017	21%	31%	41%	25%

Total	100%	100%	100%	100%

Note: All month-to-month customers, which represent 383,000 RCEs, are excluded from the table above.

Gross margin earned through marketing efforts

The table below depicts the annual margins on contracts of consumer and commercial customers signed during the year. This table reflects all margin earned on new additions and renewals including both the brown commodity and JustGreen.

ANNUAL GROSS MARGIN PER CUSTOMER1

	Fiscal 2013	Number of customers
Consumer customers added and renewed in the year	$178	1,023,000
Consumer customers lost in the year	180	558,000
Commercial customers added and renewed in the year	74	1,245,000
Commercial customers lost in the year	82	445,000

[1]	Customer sales price less cost of associated supply and allowance for bad debt.

Home Services division (“NHS”)

NHS provides Ontario and Quebec residential customers with long-term water heater rental programs that offer conventional tanks, power vented tanks and tankless water heaters in a variety of sizes as well as high efficiency furnaces and air conditioners. NHS continued its customer growth with installations for the year of 37,000 water heaters and 6,000 air conditioners and furnaces, compared with 40,000 water heaters and 6,000 air conditioner and furnace units installed in the prior year. NHS currently markets through approximately 270 independent contractors.

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During the year, NHS completed the acquisition of the equipment and related customer contracts from morEnergy Services Inc. (“morEnergy”) for approximately $9.7 million. The acquisition was primarily financed through additional funding from Home Trust Company (“HTC”). Included in the acquisition were the equipment and customer contracts related to 26,000 water heaters and 1,000 air conditioner and furnace units with an average remaining life of seven years.

Total installed customer base at the end of fiscal 2013, including water heaters, furnaces and air conditioners, amounted to 235,000, an increase of 42% from the installed customer base of 165,000 as at March 31, 2012. Excluding the acquired customers from morEnergy, the number of installed units added through marketing increased by 26% during fiscal 2013.

As NHS is a high growth, relatively capital-intensive business, Just Energy’s management believes that, in order to maintain stability of dividends, separate non-recourse financing of this capital is appropriate. NHS holds a long-term financing agreement with HTC for the funding of the water heaters, furnaces and air conditioners in Ontario. Under the HTC agreement, NHS receives funds equal to the amount of the five-, seven—or ten-year cash flow (at its option) of the water heater, furnace and air conditioner contracts discounted at the contracted rate, which is 7.89% to 7.99%. HTC is then paid an amount that is equal to the customer rental payments on the water heaters for the next five, seven or ten years as applicable. As at March 31, 2013, the balance outstanding was $226.7 million, with an average term of 6.1 years.

Management’s strategy for NHS is to self-fund the business through its growth phase, building value within the customer base. This way, NHS will not require significant cash from Just Energy’s core operations nor will Just Energy rely on NHS’s cash flow to fund dividends. The result will be an asset that will generate strong cash returns following repayment of the HTC financing. The embedded gross margin within the NHS contracts grew 52% to $597.6 million during the year, up from $393 million as at March 31, 2012.

Just Energy has started selling SmartStat thermostats through its Consumer division and NHS. The thermostats are currently being marketed through a cross-sell opportunity to Just Energy’s existing customer base in Ontario and Texas as well as in bundled product offerings with commodity or air conditioner/furnace rentals. This new initiative was launched late in the third quarter of fiscal 2013 with approximately 7,000 installations completed as of March 31, 2013.

RESULTS OF OPERATIONS

For the year ended March 31, 2013, NHS had gross margin of $42.0 million, an increase of 50% from $28.0 million reported in the prior year. Administrative costs, which relate primarily to administrative staff compensation and warehouse expenses, were $19.2 million for the year ended March 31, 2013, an increase of 49% year over year due to the larger customer base, the expansion into Quebec as well as a restructuring of management compensation.

Base EBITDA for the Home Services division for fiscal 2013 amounted to $27.9 million, an increase from $17.8 million in the prior year. This increase is attributable to the increase in gross margin associated with the continued strong growth in the installed customer base.

Finance costs amounted to $15.8 million for the year ended March 31, 2013, an increase from $10.0 million recorded in prior year. NHS outstanding debt was $257.4 million as at March 31, 2013, up from $147.2 million in the year prior.

Other divisions (Network Marketing and Solar)

Adjusted EBITDA generated by Just Energy’s other divisions amounted to $(18.2) million, compared to $(25.6) million in the prior fiscal year.

NETWORK MARKETING (MOMENTIS)

Gross margin decreased by 4% to $15.5 million. This figure does not include gross margin on energy contracts sold through Momentis. The gross margin for Momentis relates to revenue generated by initial registration fees and website fees paid by new independent representatives as well as revenue generated by the sale of third party products such as wireless internet and satellite television services, less the related cost of sales. During fiscal 2013, the growth in the network marketing division slowed compared to the growth experienced in the second half of fiscal 2012. In addition to the energy contracts sold, Momentis has sold other related products equivalent to 24,000 RCEs.

Selling and marketing expenses amounted to $30.1 million for the year ended March 31, 2013, representing the commission earned by independent representatives as well as other overhead costs, a decrease from the $37.3 million expensed in fiscal 2012, a significant portion of which related to upfront costs for building this channel.

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SOLAR (HES)

As at March 31, 2013, the division has made cumulative commitments of $106.8 million, with projects ranging from contracted to completed. The number of total projects completed in fiscal 2013 was valued at $33.9 million. During fiscal 2013, HES entered into an additional financing agreement consisting of construction financing and debt financing. As of March 31, 2013, $21.2 million has been financed using the HES credit facility and construction financing.

Overall consolidated results from continuing operations

ADMINISTRATIVE EXPENSES

	Fiscal 2013	Fiscal 2012	% increase (decrease)
Energy marketing	$111,314	$97,085	15%
NHS	19,197	12,901	49%
Other	8,344	4,182	100%

Total administrative expenses	$138,855	$114,168	22%

For the year ended March 31, 2013, administrative expenses were $138.9 million, an increase of 22% from $114.2 million in the prior fiscal year.

Energy marketing administrative costs were $111.3 million for fiscal 2013, an increase of 15% from $97.1 million for the year ended March 31, 2012. The increase year over year was partially a result of the inclusion of a full year of administrative expenses relating to the Fulcrum acquisition, which occurred at the midway point of fiscal 2012. Excluding the Fulcrum-related expenses, energy marketing expenses increased by 11% in fiscal 2013. The increase was driven by a 9% increase in customers from a year earlier as well as increased expenses relating to expansion into new markets including the U.K. commercial launch.

Administrative expenses for NHS and Other (Network Marketing and Solar divisions) for fiscal 2013 were $19.2 million and $8.3 million, respectively, both reflecting an increase from the prior year as a result of the growth in operations. The increase in administrative expenses at NHS also included a restructuring of management compensation.

SELLING AND MARKETING EXPENSES

Selling and marketing expenses, which consist of commissions paid to independent sales contractors, brokers and independent representatives as well as sales-related corporate costs, were $208.0 million, an increase of 17% from $177.3 million in fiscal 2012.

New customers signed by the sales force totalled 1,355,000 during fiscal 2013, an increase of 24% compared to 1,091,000 customers added through our sales channels in fiscal 2012. The increase in selling and marketing costs was less than the increase in customers due to the increased use of lower cost marketing channels and lower unrecovered marketing expenses associated with the Network Marketing division.

Commissions related to obtaining and renewing broker commercial contracts are paid all or partially upfront or as residual payments over the life of the contract. If the commission is paid all or partially upfront, the amortization is included in selling and marketing expenses at the time the associated revenue is earned. If the commission is paid as a residual payment, the amount is expensed as earned. Of the current total commercial customer base, approximately 84% are commercial broker customers and approximately 66% of these commercial brokers are being paid recurring residual payments.

During the year ended March 31, 2013, $11.5 million in commission-related expenses for energy marketing were capitalized to contract initiation costs. Of the capitalized commissions, $2.4 million represents commissions paid to maintain gross margin and therefore is included in the maintenance capital deducted in the Adjusted EBITDA calculation.

Selling and marketing expenses to maintain gross margin were $98.5 million for the year ended March 31, 2013, an increase of 18% from $83.3 million for fiscal 2012 as a result of more customers up for renewal and associated costs offset by the lower commission per customer and higher commercial customer additions.

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Selling and marketing expenses to add new gross margin represents the portion of costs that were required to create the increase in embedded gross margin during the year. Embedded gross margin increased $292.1 million in fiscal 2013. Expenditures from home services, energy marketing and network marketing resulted in this net growth. Selling and marketing expenses to add new gross margin in the year ended March 31, 2013, totalled $92.1 million, an increase of 15% year over year matching the 15% growth in embedded margin. In the prior fiscal year, $80.0 million was spent to increase embedded gross margin.

Selling and marketing expenses included in Base EBITDA exclude amortization related to the contract initiation costs for Hudson, Fulcrum and NHS. For the year ended March 31, 2013, the amortization amounted to $17.4 million, an increase of 24% from $14.0 million reported in the prior fiscal year.

Aggregation costs per customer for the year ended March 31, 2013, for residential and commercial customers signed by independent representatives and commercial customers signed by brokers were as follows:

	Residential	Commercial	Commercial Broker (annual)
Natural gas
Canada	$233/RCE	$104/RCE	$23/RCE
United States	$150/RCE	$129/RCE	$27/RCE
Electricity
Canada	$227/RCE	$163/RCE	$40/RCE
United States	$138/RCE	$143/RCE	$31/RCE

Average aggregation costs	$155/RCE	$133/RCE	$31/RCE

The $31/RCE average aggregation cost for the commercial broker customers is based on the expected average annual cost for the respective customer contracts. It should be noted that commercial broker contracts are paid further commissions averaging $31/RCE per year for each additional year that the customer flows. Assuming an average life of 2.8 years, this would add approximately $56 (1.8 x $31/RCE) to the year’s $31/RCE average aggregation cost for commercial broker customers reported above. For the prior year, total aggregation costs per residential, commercial and commercial brokers were $181/RCE, $135/RCE and $35/RCE, respectively.

BAD DEBT EXPENSE

In Illinois, Alberta, Texas, California, Massachusetts, Michigan and Georgia, Just Energy assumes the credit risk associated with the collection of customer accounts. In addition, for commercial direct-billed accounts in British Columbia, Just Energy is responsible for the bad debt risk. NHS has also assumed credit risk for customer account collection for certain territories within Ontario. HES also assumes the credit risk for its customers once projects are completed and interconnected. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets. During the year ended March 31, 2013, Just Energy was exposed to the risk of bad debt on approximately 51% of its sales, compared with 43% of sales during the year ended March 31, 2012. The increase in the amount of sales exposed to bad debt is due to the increase in customer base in markets such as Texas where Just Energy bears the bad debt risk as well as a full year of sales associated with the Fulcrum acquisition.

Bad debt expense is included in the consolidated income statement under other operating expenses. Bad debt expense for the year ended March 31, 2013, was $30.9 million, an increase of 8% from $28.5 million expensed for the year ended March 31, 2012. The bad debt expense increase was a result of a 23% increase in total revenues for the current year for the markets where Just Energy bears the credit risk including the increase in customer base and additional revenue earned in Texas from the customers acquired from Fulcrum. Management integrates its default rate for bad debts within its margin targets and continuously reviews and monitors the credit approval process to mitigate customer delinquency. For the year ended March 31, 2013, the bad debt expense of $30.9 million represents 2.1% of relevant revenue, lower than the bad debt for fiscal 2012, which represented 2.4% of relevant revenue.

Management expects that bad debt expense will remain in the range of 2% to 3% of relevant revenue. For each of Just Energy’s other markets, the LDCs provide collection services and assume the risk of any bad debt owing from Just Energy’s customers for a regulated fee.

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FINANCE COSTS

Total finance costs for the year ended March 31, 2013 amounted to $75.2 million, an increase of 38% from $54.5 million recorded in fiscal 2012. The increase is a result of a full year of interest associated with the $100m convertible shares issued to fund the Fulcrum acquisition in September 2011, the interest on the $105 million unsecured note issued in November 2012 as well as higher borrowing costs for the credit facility and NHS and HES financing.

FOREIGN EXCHANGE

Just Energy has an exposure to U.S. dollar exchange rates as a result of its U.S. operations and any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income. For the year ended March 31, 2013, a foreign exchange unrealized gain of $3.3 million was reported in other comprehensive income gain versus $2.4 million in fiscal 2012.

Overall, a weaker U.S. dollar decreases the value of sales and gross margin in Canadian dollars but this is partially offset by lower operating costs denominated in U.S. dollars. Just Energy retains sufficient funds in the U.S. to support ongoing growth and surplus cash is repatriated to Canada. U.S. cross border cash flow is forecasted annually, and hedges for cross border cash flow are placed. Just Energy hedges between 25% and 90% of the next 12 months’ cross border cash flows depending on the level of certainty of the cash flow.

PROVISION FOR INCOME TAX

For the years ended March 31

(thousands of dollars)

	Fiscal 2013	Fiscal 2012
Current income tax expense	$2,061	$662
Future tax expense	84,324	36,865

Provision for income tax	$86,385	$37,527

Just Energy recorded a current income tax expense of $2.1 million for the year, versus a $0.7 million of expense in fiscal 2012. The increase in current tax expense is mainly due to higher U.S. state income tax expense recorded during fiscal 2013.

During this fiscal year, a deferred tax expense of $84.3 million has been recorded, versus a deferred tax expense of $36.9 million in fiscal 2012. The additional deferred tax expense is mainly a result of a further decline of the cumulative mark to market losses from financial instruments as a result of a change in fair value of these derivative instruments during this year.

Just Energy is taxed as a taxable Canadian corporation. Therefore, the deferred tax asset or liability associated with Canadian assets and liabilities recorded on the consolidated balance sheets as at that date will be realized over time as the temporary differences between the carrying value of assets in the consolidated financial statements and their respective tax bases are realized. Current Canadian income taxes are accrued to the extent that there is taxable income in Just Energy and its underlying corporations. For fiscal 2013, Canadian corporations under Just Energy are subject to a tax rate of approximately 26%.

Under IFRS, Just Energy recognized income tax liabilities and assets based on the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates. A deferred tax asset will not be recognized if it is not anticipated that the asset will be realized in the foreseeable future. The effect of a change in the income tax rates used in calculating deferred income tax liabilities and assets is recognized in income during the period in which the change occurs.

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Discontinued Operations

Ethanol Division (TGF)

In March 2013, Just Energy formally commenced the process to dispose of TGF. The business of TGF has been operating in an unpredictable product environment, making it difficult for management to derive real growth and profitability from the segment. The disposal of TGF is due to be completed within the next 12 months. At March 31, 2013, TGF was classified as held for sale. Accordingly, it has been identified as a discontinued operation along with its related non-recourse debt. Just Energy has no expectation of cash recovery above outstanding debt on the sale.

For the year ended March 31, 2013, the plant achieved an average production capacity of 73%, a decrease from average production capacity of 80% in the prior fiscal year. During the current year, production was impacted by plant shutdowns for both scheduled and unscheduled maintenance.

Ethanol prices were, on average, $0.66 per litre, a decrease of 8% from the prior comparable year and wheat prices averaged $257 per metric tonne for year ended March 31, 2013 up 21% from $213 for fiscal 2012.

RESULTS OF OPERATIONS

For the year ended March 31, 2013, TGF had sales of $107.1 million, a decrease of 18% from $130.5 million in the prior year. The decrease in sales is a result of lower ethanol prices and lower production during the year. Gross margin amounted to $8.2 million, a decrease of 54% from $17.8 million in the prior year as a result of lower sales and higher wheat prices. In fiscal 2013, the plant produced 109.1 million litres of ethanol and 100,680 metric tonnes of DDG, resulting in a productive capacity of 73%. In the prior fiscal year, TGF produced 119.3 million litres of ethanol and 111,104 metric tonnes of DDG and experienced an average production capacity of 80%.

TGF receives a federal subsidy based on the volume of ethanol produced related to the ecoEnergy for Biofuels Agreement initially signed on February 17, 2009. The subsidy was $0.07 per litre for fiscal 2013. The subsidy amount declines through time to $0.05 per litre of ethanol produced in fiscal 2015, the last year of the agreement.

Liquidity and capital resources from continuing operations

SUMMARY OF CASH FLOWS

For the years ended March 31

(thousands of dollars)

	Fiscal 2013	Fiscal 2012
Operating activities from continuing operations	$99,762	$147,191
Investing activities from continuing operations	(162,130)	(204,983)
Financing activities from continuing operations, excluding dividends	206,987	170,010
Effect of foreign currency translation	(2,690)	326

Increase in cash before dividends	141,929	112,544
Dividends (cash payments)	(156,651)	(146,822)

Decrease in cash	(14,722)	(34,278)
Increase (decrease) in cash from discontinued operations and cash reclassified to assets held for sale	—	(10,135)
Cash and cash equivalents – beginning of year	53,220	97,633

Cash and cash equivalents – end of year	$38,498	$53,220

OPERATING ACTIVITIES FROM CONTINUING OPERATIONS

Cash flow from continuing operating activities for the period ended March 31, 2013, was $99.8 million, a decrease from $147.2 million in fiscal 2012. Cash flow from continuing operations decreased as the increase in gross margin was offset by higher selling and marketing and administrative expenses. Gross margin increased by 5% year over year while administrative and selling and marketing costs increase by 22% and 17%, respectively.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

Just Energy purchased capital assets totalling $101.4 million during the year, an increase from $74.6 million in the prior year. Just Energy’s capital spending related primarily to the installations for the Home Services and Solar divisions. In addition, the purchase of intangible assets and water heater contracts was $14.6 million in fiscal 2013, an increase from $5.9 million in fiscal 2012 as a result of the morEnergy acquisition amounting to $9.7 million. Contract initiation costs increased to $31.1 million in fiscal 2013, compared to $28.2 million in the year ended March 31, 2012.

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FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

Financing activities, excluding dividends/distributions, relates primarily to the issuance and repayment of long-term debt. During the year ended March 31, 2013, $492.8 million in long-term debt was issued primarily to fund capital investments made by the Home Services and Solar divisions. Long-term debt amounting to $277.6 million was repaid during fiscal 2013. In the prior comparable year, $464.5 million was issued in long-term debt relating to the credit facility and NHS financing with $282.2 million being repaid.

As of March 31, 2013, Just Energy had a credit facility of $370 million expiring on December 31, 2013. As Just Energy continues to expand in the U.S. markets, the need to fund working capital and collateral posting requirements will increase, driven primarily by the number of customers aggregated, and to a lesser extent, by the number of new markets. Based on the markets in which Just Energy currently operates and others that management expects the Company to enter, funding requirements will be fully supported through the credit facility.

Just Energy’s liquidity requirements are primarily driven by the delay from the time that a customer contract is signed until cash flow is generated. For consumer customers, approximately 60% of an independent sales contractor’s commission payment is made following reaffirmation or verbal verification of the customer contract, with most of the remaining 40% being paid after the energy commodity begins flowing to the customer. For commercial customers, commissions are paid either as the energy commodity flows throughout the contract or partially upfront once the customer begins to flow.

The elapsed period between the time a customer is signed to when the first payment is received from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta and Texas, Just Energy receives payment directly from the customer.

DIVIDENDS/DISTRIBUTIONS (CASH PAYMENTS)

For fiscal years 2013 and 2012, the annual dividend rate was $1.24 per share. During the year ended March 31, 2013, Just Energy paid dividends/distributions to its shareholders and holders of restricted share grants and deferred share grants in the amount of $156.7 million, compared to $146.8 million in fiscal 2012. For the year ended March 31, 2013, $21.6 million of the dividends were paid in shares under the dividend reinvestment plan (“DRIP”), compared with $28.4 million in fiscal 2012.

Just Energy has an annual dividend rate of $0.84 per share effective April 2013. The current dividend policy provides that shareholders of record on the 15th day of each month or the first business day thereafter receive dividends at the end of the month. Investors should note that due to the DRIP, a portion of dividends declared are not paid in cash. Under the program, shareholders can elect to receive their dividends in shares at a 2% discount on the prevailing market price rather than the cash equivalent. Effective May 1, 2013, the DRIP plan is available to both Canadian and US resident shareholders. For the period of February through September 2012, Just Energy suspended its DRIP program, in conjunction with the approval of the normal course issuer bid.

Just Energy will continue to utilize its cash resources for expansion into new markets and, grow its existing energy marketing customer base and product offerings, expand its Solar and Home Services divisions, and make accretive acquisitions of customers as well as pay dividends to its shareholders.

Balance Sheet as at March 31, 2013, compared to March 31, 2012

Cash decreased from $53.2 million as at March 31, 2012, to $38.5 million. The utilization of the credit facility increased from $98.5 million to $110.1 million. The increase in the utilization of the credit facility is a result of the growth in the energy marketing operations as well as the funding requirements of the Solar and Network Marketing divisions.

As at March 31, 2013, trade receivables and unbilled revenue amounted to $315.6 million and $129.2 million, respectively, compared to March 31, 2012, when the trade receivables and unbilled revenue amounted to $294.3 million and $130.8 million, respectively. The increase is related to the 10% increase in the total customer base. Trade payables have increased by 5% from $287.1 million to $301.8 million during the year.

As at March 31, 2013, Just Energy had delivered more gas to the LDCs than had been consumed by customers in Ontario, Manitoba, Quebec and Michigan, resulting in gas delivered in excess of consumption and deferred revenue of $5.2 million and $13.0 million respectively. This build-up of inventory at the LDCs is lower than at March 31, 2012 due to

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higher consumption during the comparatively colder winter weather in the current fiscal year. At March 31, 2012, Just Energy had gas delivered in excess of consumption and deferred revenue amounting to $12.8 million and $12.0 million, respectively. In addition, gas in storage decreased slightly from $11.5 million as at March 31, 2012 to $11.1 million as at March 31, 2013 due to lower seasonal consumption in fiscal 2012.

Other assets and other liabilities relate entirely to the fair value of the financial derivatives. The mark to market gains and losses can result in significant changes in profit and, accordingly, shareholders’ equity from year to year due to commodity price volatility. Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these non-cash quarterly changes are not meaningful.

Intangible assets include the goodwill and acquired customer contracts, as well as other intangibles such as brand, broker network and information technology systems, primarily related to the Hudson, Fulcrum and Universal purchases. The total intangible asset balance decreased to $447.3 million, from $549.4 million as at March 31, 2012, as a result of amortization.

Long-term debt (excluding the current portion) has increased from $679.1 million to $795.2 million in the year ended March 31, 2013, primarily as a result of additional funding related to the Home Services division and the issuance of indenture notes and HES financing.

Shareholders’ equity remains in a deficit position of $1.3 billion, lower than the deficit of $1.7 billion at March 31, 2012. Just Energy’s profit includes an amount relating to the change in fair value of derivative instruments. Under IFRS, the customer margins are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized non-cash gains or losses depending upon current supply pricing.

Long-term debt and financing for continuing operations

(thousands of dollars)

	March 31, 2013	March 31, 2012
Just Energy credit facility	$110,121	$98,455
$105 million senior unsecured note	105,000	—
NHS financing	257,427	147,220
$90m convertible debentures	87,610	86,101
$330m convertible debentures	297,928	291,937
$100m convertible debentures	87,579	85,879
HES financing
Credit facility	11,431	—
Construction loan	9,776	—

JUST ENERGY CREDIT FACILITY

Just Energy holds a $370 million credit facility to meet working capital requirements. The credit facility expires December 31, 2013. The syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Société Générale, The Bank of Nova Scotia, Toronto Dominion Bank and Alberta Treasury Branches. Under the terms of the credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 2.88% and 4.00%, prime rate advances at rates of interest that vary between bank prime plus 1.88% and 3.00%, and letters of credit at rates that vary between 2.88% and 4.00%. Interest rates are adjusted quarterly based on certain financial performance indicators.

Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates, excluding, among others, TGF, NHS and HES, and secured by a pledge of the assets of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. During the fiscal year, the credit facility agreement was amended pursuant to which certain covenants were renegotiated to facilitate the growth of the business. As at March 31, 2013, all of the covenants had been met.

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$105 MILLION SENIOR UNSECURED NOTE

The $105 million senior unsecured note bears interest at 9.75% and matures in May 2018. The $105 million senior unsecured note is subject to certain financial and other covenants. As of March 31, 2013, all of these covenants have been met.

In conjunction with the covenant requirements associated with the issuance of senior unsecured notes, the following represents select financial disclosure for the “Restricted Subsidiaries” as defined within the Note Indenture, which generally excludes NHS, TGF, HES, Momentis and the UK operations.

	Three months ended March 31, 2013	Year ended March 31, 2013
Base EBITDA	$95,352	$156,757
Adjusted EBITDA	134,288	210,124
Share-based compensation	7,547	10,041
Maintenance capital expenditures	5.751	5,910

NHS FINANCING

NHS has a long-term financing agreement with HTC for the funding of new and existing rental water heater, furnace and air conditioner contracts. Pursuant to the agreement, NHS will receive financing of an amount equal to the net present value of the five, seven or ten years (at its option) of monthly rental income, discounted at the agreed upon financing rate of 7.25% to 7.99%, and is required to remit an amount equivalent to the rental stream from customers on the water heater, air conditioner and furnace contracts for the five, seven or ten years, respectively. Under the agreement, up to one-third of new rental agreements may be financed for each of the seven—or ten-year terms. As at March 31, 2013, the average term of the HTC funding was 6.1 years.

The financing agreement is subject to a holdback provision of 3–5%. Once all of the obligations of NHS are satisfied or expired, the remaining funds in the holdback account will immediately be released to NHS. HTC holds security over the contracts and equipment it has financed. NHS is required to meet a number of non-financial covenants under the agreement and, as at March 31, 2013, all of these covenants had been met.

With the acquisition of the 27,000 MorEnergy contracts, NHS also assumed debt related to the original funding of contracts. Under the agreement, customer payments flow directly to a restricted bank account which is swept monthly in order to pay the current outstanding debt of $30.8 million. The debt bears interest between 7.5% to 11% and is secured by the underlying assets. The debt will be satisfied in August of 2022.

$90M CONVERTIBLE DEBENTURES

In conjunction with the acquisition of Universal on July 1, 2009, Just Energy assumed the obligations of the convertible unsecured subordinated debentures issued by Universal in October 2007, which have a face value of $90 million. The fair value of the convertible debenture was estimated by discounting the remaining contractual payments at the time of acquisition. This discount will be accreted using an effective interest rate of 8%. These instruments mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6%, payable semi-annually on March 31 and September 30 of each year. As at March 31, 2013, each $1,000 principal amount of the $90m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 38.64 Just Energy common shares, representing a conversion price of $25.88 per share. Pursuant to the $90m convertible debentures, if Just Energy fixes a record date for the payment of a dividend on its shares, the conversion price shall be adjusted in accordance therewith.

On and after September 30, 2012, but prior to the maturity date, the $90m convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice.

$330M CONVERTIBLE DEBENTURES

To fund the acquisition of Hudson, Just Energy entered into an agreement with a syndicate of underwriters for $330 million of convertible extendible unsecured subordinated debentures issued on May 5, 2010. The $330m convertible debentures bear an interest rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31 in

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each year, with maturity on June 30, 2017. Each $1,000 of principal amount of the $330m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 shares of Just Energy, representing a conversion price of $18 per share.

The $330m convertible debentures are not redeemable prior to June 30, 2013, except under certain conditions after a change of control has occurred. On or after June 30, 2013, but prior to June 30, 2015, the debentures may be redeemed by Just Energy, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On or after June 30, 2015, and prior to the maturity date, the debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

$100M CONVERTIBLE DEBENTURES

On September 22, 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures, which were used to purchase Fulcrum. The $100 million convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year, commencing March 31, 2012, and have a maturity date of September 30, 2018. Each $1,000 principal amount of the $100 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption, into 56.0 common shares of Just Energy, representing a conversion price of $17.85.

The $100 million convertible debentures are not redeemable at the option of the Company on or before September 30, 2014. After September 30, 2014, and prior to September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the conversion price. On or after September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

HES FINANCING

Effective August 1, 2012, HES, through a subsidiary, entered into a US$30 million financing agreement to assist with the construction of certain solar projects. The credit facility matures August 1, 2014, with no prepayment permitted, bearing interest, and payable quarterly, at U.S. prime plus 6.9% or Eurodollar rate plus 7.9%. The facility is subject to certain financial and other covenants and is secured by the assets financed under this agreement. As at March 31, 2013, all of the covenants had been met.

HES, through a subsidiary, has entered into an arrangement providing access to a construction loan for up to approximately $12 million, to fund certain specified projects. As at March 31, 2013, $9.8 million has been advanced under this loan. The construction loan bears interest at 10% and is due upon completion of certain solar projects. Upon completion of the solar projects, the construction loan will be settled from the proceeds of a term loan to be received from the same counterparty and an investment from an institutional investor. The term loan for approximately $6.5 million will bear interest at 8% and mature in six years. The investment will be for approximately $7 million and will provide the institutional investor with a significant portion of the tax incentives generated by the projects funded. This arrangement is subject to certain financial covenants and warranties, all of which have been met as of March 31, 2013.

Contractual obligations

In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

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PAYMENTS DUE BY PERIOD

(thousands of dollars)

	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Trade and other payables	$301,820	$301,820	$—	$—	$—
Long-term debt (contractual cash flow)	1,014,227	162,474	189,801	403,946	258,006
Interest payments	247,255	60,452	102,084	71,948	12,771
Premises and equipment leasing	31,600	7,550	$10,755	$7,037	$6,258
Royalty payments	53,041	662	11,082	9,647	31,650
Long-term gas and electricity contracts	2,549,866	1,372,855	993,719	182,020	1,272

	$4,197,809	$1,905,813	$1,307,441	$674,598	$309,957

OTHER OBLIGATIONS

In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included in either its accrued liabilities or in the consolidated financial statements. In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties

Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates.

Off Balance Sheet items

The Company has issued letters of credit in accordance with its credit facility totalling $115.5 million to various counterparties, primarily utilities in the markets it operates as well as suppliers.

Pursuant to separate arrangements with Westchester Fire Insurance Company, Travelers Casualty and Surety Company of America, and The Hanover Insurance Group, Just Energy has issued surety bonds to various counterparties including States, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at March 31, 2013 was $35.3 million.

Critical accounting estimates

The preparation of the consolidated financial statements requires the use of estimates and assumptions to be made in applying the accounting policies that affect the reported amounts of assets, liabilities, income, expenses and the disclosure of contingent liabilities. The estimates and related assumptions are based on previous experience and other factors considered reasonable under the circumstances, the results of which form the basis of making the assumptions about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised. Judgments made by management in the application of IFRS that have significant impact on the consolidated financial statements relate to the following:

Impairment of non-financial assets

To determine the recoverable amount of an impaired asset, the Company estimates expected future cash flows at the CGU level and determines a suitable discount rate in order to calculate the present value of those cash flows. In the process of measuring expected future cash flows, the Company makes assumptions about future sales, gross margin rates, expenses, capital expenditures, and working capital investments which are based upon past and expected performance. Determining the applicable discount rate involves estimating appropriate adjustments to market risk and to Company-specific risk factors. An impairment loss is recognized for the amount by which the carrying amount of an asset or a cash-generating unit (“CGU”) exceeds its recoverable amount. The Company uses judgment when identifying CGUs and when assessing for indicators of impairment. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in Note 21.

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Deferred taxes

Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable income realized, including the usage of tax-planning strategies.

Useful life of key property, plant and equipment and intangible assets

The amortization method and useful lives reflect the pattern in which management expects the asset’s future economic benefits to be consumed by Just Energy.

Provisions for litigation

The State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce Energy Inc. (“CEI”), a subsidiary of Just Energy, with respect to events stemming from the 2001 energy crisis in California. Pursuant to the complaints, the State of California is challenging FERC’s enforcement of its market-based rate system. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation are not certain; however, an estimated amount has been recorded in these consolidated financial statements as at March 31, 2013. In the general course of operations, Just Energy has made additional provisions for litigation matters that have arisen.

Trade receivables

Just Energy reviews its individually significant receivables at each reporting date to assess whether an impairment loss should be recorded in the consolidated statement of income (loss). In particular, judgment by management is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. In estimating these cash flows, Just Energy makes judgments about the borrower’s financial situation and the net realizable value of collateral. These estimates are based on assumptions about a number of factors. Actual results may differ, resulting in future changes to the allowance.

Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including discounted cash flow models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgment includes consideration of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Refer to Note 12 for further details about the assumptions as well as a sensitivity analysis.

Acquisition accounting

For acquisition accounting purposes, all identifiable assets, liabilities and contingent liabilities acquired in a business combination are recognized at fair value on the date of acquisition. Estimates are used to calculate the fair value of these assets and liabilities as at the date of acquisition.

Fair value of derivative financial instruments and risk management

Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce the exposure to the commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment.

Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy’s U.S. operations introduce foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows.

The consolidated financial statements are in compliance with IAS 32, Financial Instruments: Presentation; IAS 39, Financial Instruments: Recognition and Measurement; and IFRS 7, Financial Instruments: Disclosure. Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting. Accordingly, all the mark to market changes on Just

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Energy’s derivative instruments are recorded on a single line on the consolidated income statement. Due to commodity volatility and to the size of Just Energy, the quarterly swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

Just Energy common shares

As at May 16, 2013, there were 142,249,269 common shares of Just Energy outstanding.

Normal course issuer bid

During the 12-month period of February 14, 2013 and ending February 13, 2014, Just Energy has the ability to make a normal course issuer bid to purchase for cancellation up to 10,000,000 shares, representing approximately 7.4% of the public float. The maximum number of shares that Just Energy may purchase is 107,182 shares, or approximately 25% of the average daily trading volume of the previous six-months trading activity on the Toronto Stock Exchange. As at May 16, 2013, Just Energy has not repurchased any shares for cancellation.

In addition, Just Energy has approval to make a normal course issuer bid for the $330M convertible debentures and $100M convertible debentures during the 12-month period of February 22, 2013 through to February 21, 2014. For the $330M convertible debentures, a total of $33 million, representing 10% of the public float may be purchased for cancellation with up to $158,993 being available to purchase on a daily basis. For the $100M convertible debentures, the daily limit is set at $24,548 with up to $10 million being available for cancellation, representing 10% of the public float. As of May 16, 2013, Just Energy has not repurchased any of the convertible debentures for cancellation.

During the 12-month period of December 16, 2011 to December 15, 2012, Just Energy had approval to make a normal course issuer bid to purchase for cancellation up to 13,200,917 of its common shares, approximately 10% of the public float. During fiscal 2012, Just Energy purchased and cancelled 84,100 shares at an average price of $11.36 for total cash consideration of $1.0 million. There were no additional shares purchased for cancellation during fiscal 2013.

Recently issued accounting standards

RECENT PRONOUNCEMENTS ISSUED

IAS 1, Presentation of Items of Other Comprehensive Income – Amendments to IAS 1

The amendments to IAS 1 change the grouping of items presented in other comprehensive income (“OC”I). Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, actuarial gains and losses on defined benefit plans and revaluation of land and buildings) would be presented separately from items that will never be reclassified (for example, net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets). The amendment affects presentation only and has no impact on the Just Energy’s financial position or performance. The amendment becomes effective for annual periods beginning on or after 1 July 2012, and will therefore be applied in Just Energy’s first annual report after becoming effective.

IFRS 7, Disclosures – Offsetting Financial Assets and Financial Liabilities – Amendments to IFRS 7

These amendments require an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. These amendments will not impact Just Energy’s financial position or performance and become effective for annual periods beginning on or after January 1, 2013.

IFRS 9, Financial Instruments: Classification and Measurement

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Just Energy’s financial assets, but will not have an impact on classification and measurements of financial liabilities. Just Energy will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

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IFRS 10, Consolidated Financial Statements

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also addresses the issues raised in SIC-12 Consolidation — Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgement to determine which entities are controlled and therefore are required to be consolidated by a parent, compared with the requirements that were in IAS 27. IFRS 10 will not have any impact on the currently held investments of Just Energy. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IFRS 11, Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Ventures. IFRS 11 removes the option to account for jointly controlled entities (“JCEs”) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. The adoption of this standard will not have a material impact on the financial results of Just Energy.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required, but has no impact on Just Energy’s financial position or performance. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IFRS 13, Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The adoption of this standard will not have a material impact on the financial results of Just Energy. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IAS 27, Separate Financial Statements

On April 1, 2013, Just Energy will be required to adopt IAS 27, Separate Financial Statements. As a result of the issue of the new consolidation suite of standards, IAS 27 has been reissued to reflect the change as the consolidation guidance has recently been included in IFRS 10.

In addition, IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when the Company prepares separate financial statements. The adoption of this standard will not have a material impact on the financial results of Just Energy.

IAS 28, Investments in Associates and Joint Ventures

As a consequence of the new IFRS 11 Joint Arrangements, and IFRS 12 Disclosure of Interests in Other Entities, IAS 28 Investments in Associates, has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The revised standard becomes effective for annual periods beginning on or after January 1, 2013.

The Company will apply this standard when there is joint control or significant influence over an investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not include control or joint control of those policy decisions. When determined that the Company has an interest in a joint venture, the Company will recognize an investment and will account for it using the equity method in accordance with IAS 28. The adoption of this standard will not have a material impact on the financial results of the Company.

IAS 32 Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. These amendments are not expected to impact the Just Energy’s financial position or performance and become effective for annual periods beginning on or after January 1, 2014.

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IFRS improvements

IAS 1 Presentation of Financial Statements

This improvement clarifies the difference between voluntary additional comparative information and the minimum required comparative information. Generally, the minimum required comparative information is the previous period.

IAS 16 Property Plant and Equipment

This improvement clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory.

IAS 32 Financial Instruments, Presentation

This improvement clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes.

IAS 34 Interim Financial Reporting

The amendment aligns the disclosure requirements for total segment assets with total segment liabilities in interim financial statements. This clarification also ensures that interim disclosures are aligned with annual disclosures.

These improvements are effective for annual periods beginning on or after 1 January 2013.

RISK FACTORS

Described below are the principal risks and uncertainties that Just Energy can foresee. It is not an exhaustive list, as some future risks may be as yet unknown and other risks, currently regarded as immaterial, could turn out to be material.

Legislative and regulatory environment

Just Energy operates in the highly regulated natural gas and electricity retail sales industry in all of its jurisdictions. In addition, there are draft regulatory requirements and legislation that will impact NEC. Just Energy and NHS when the relevant requirements are enforceable must comply with the legislation and regulations in these jurisdictions in order to maintain its licensed status and to continue its operations. There is potential for change to this legislation and these regulatory measures to impact Just Energy’s and NHS’s business model. As part of doing business door-to-door, Just Energy receives complaints from consumers which may involve sanctions from regulatory and legal authorities including those which issue marketing licenses. The most significant potential sanction is the suspension of a license as Just Energy would no longer be able to market in that particular jurisdiction. Similarly, changes to consumer protection legislation in those provinces and states where Just Energy markets to non-commercial customers may impact Just Energy’s business model and include additional measures that require additional administration together with potential impacts to contracting, renewal and retention rates.

Although the rule-making for the recent financial reform act in the United States has not been finalized, Just Energy will be required to comply with certain aspects regarding reporting of derivative activity. Furthermore, it is expected that several of Just Energy’s counterparties will be impacted by this legislation in a significant manner. The costs associated with Just Energy’s increased reporting requirements as well as doing business with counterparties more significantly impacted than Just Energy cannot yet be fully determined. There are similar requirements that are being introduced in Canada.

In addition to the litigation referenced herein and occurring in the ordinary course of business, Just Energy may in the future be subject to class actions, other litigation and other actions arising in relation to its consumer contracts and marketing practices. See the “Legal proceedings” section on page 44 of this report. This litigation is, and any such additional litigation could be, time consuming and expensive and could distract the executive team from the conduct of Just Energy’s daily business. The adverse resolution or reputational damage of any specific lawsuit could have a material adverse effect on the Company’s ability to favourably resolve other lawsuits and on the Company’s financial condition and liquidity.

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Credit facilities and other debt arrangements

The credit facility maintained by Just Energy Ontario L.P. and Just Energy U.S. Corp. is in the amount of $370 million. The lenders under such credit facility together with certain of the suppliers of Just Energy and its affiliates, are parties to an intercreditor agreement and related security agreements which provide for a joint security interest over all customer contracts. There are various covenants pursuant to the credit facility that govern the activities of Just Energy and its subsidiaries and affiliates. The borrowers are required to submit monthly reports addressing, among other things, mark to market exposure, their borrowing base and a supply/demand projection. To date, Just Energy’s subsidiaries have met the requirements of the credit facility; however, should those subsidiaries default under the terms of the credit facility, the credit facility becomes unavailable and could have a significant material adverse effect on the business of those subsidiaries and on the results of operations and financial performance of Just Energy if it is not able to obtain other financing on satisfactory terms.

TGF also has a credit facility of up to $50 million and a debenture purchase agreement providing for the issuance of up to $40 million associated with the Belle Plaine facility. Security for these facilities includes a first priority security interest on all assets and undertakings of TGF. There is a risk that these credit facilities, including the debenture purchase agreement, may not continue to be available on the same terms. Furthermore, there is a risk that TGF will not be able to meet the terms of the existing facilities and no further facilities are extended. There is no recourse through to other areas of Just Energy and the ultimate result of this risk is therefore restricted to TGF.

NHS has also entered into a long-term financing agreement with respect to the installation of water heaters, air conditioners and furnaces. In the event this financing became unavailable, Just Energy would have to otherwise fund the Home Services business.

HES has entered into various financing agreements with respect to the installation of solar projects. These arrangements involve various covenants and reporting requirements. Should there be an event of default, there is no recourse through to the other areas of Just Energy and the ultimate result of this risk is restricted to HES and its subsidiaries.

Liquidity Risk

Just Energy has a number of debt facilities including convertible debentures with maturation dates between 2014 and 2016. There is a risk that Just Energy will be unable to settle these debentures when they mature or refinance this debt on satisfactory terms. In addition, Just Energy has a finite credit facility of $370 million which may or may not provide sufficient liquidity for operations as the company continues to grow and expand.

Financial markets

Significant events or volatility in the financial markets could result in the lack of (i) sufficient capital to absorb the impact of unexpected losses and/or (ii) sufficient liquidity or financing to fund operations and strategic initiatives. Furthermore, significant volatility in exchange rates and interest rates could have an adverse impact on product pricing, gross margins and net interest expense. In addition, inappropriate hedging strategies for mitigating foreign exchange, interest rate and equity exposures could cause a significant impact on earnings.

Availability of credit

In several of the markets in which Just Energy operates, payment is provided by LDCs only when the customer has paid for the consumed commodity (rather than when the commodity is delivered). Also, in some markets, Just Energy must inject gas inventory into storage in advance of payment. These factors, along with the seasonality of customer consumption, create working capital requirements necessitating the use of Just Energy’s available credit. In addition, some of Just Energy’s subsidiaries and affiliates are required to provide credit assurance, by means of providing guarantees or posting collateral, in connection with commodity supply contracts, license obligations and obligations owed to certain LDCs and pipelines. Cash flow could be impacted by the ability of Just Energy to fund such requirements or to provide other satisfactory credit assurance for such obligations. To mitigate credit availability risk and its potential impact to cash flow, Just Energy has security arrangements in place pursuant to which commodity suppliers and the lenders under the credit facility hold security over substantially all of the assets of Just Energy (other than NHS, TGF and HES). The most significant assets of Just Energy consist of its contracts with customers, which may not be suitable as security for some creditors and commodity suppliers. To date, the credit facility and related security agreements have met the collateral posting and operational requirements of the business. Just Energy’s business may be adversely affected if it is unable to meet cash obligations for operational requirements or its collateral posting requirements and this may be exacerbated by the new regulatory requirements and their associated risks regarding derivatives discussed above.

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Cash dividends are not guaranteed

The ability to pay dividends and the actual amount of dividends will depend upon numerous factors, including profitability, fluctuations in working capital; debt service requirements (including compliance with credit facility obligations); the sustainability of margins; the ability of Just Energy to procure, at favourable prices, its estimated commitment to supply natural gas and electricity to its customers; the ability of Just Energy to secure additional gas and electricity contracts; and other factors beyond the control of Just Energy. Management of Just Energy cannot make any assurances that the Company’s affiliates will be able to pass any additional costs arising from legislative changes (or any amendments) onto customers. Cash dividends are not guaranteed and will fluctuate with the performance of the Company’s affiliates and other factors.

Issuance of additional shares

The Company may issue additional or unlimited number of common shares and up to 50,000,000 preferred shares without the approval of shareholders which would dilute existing shareholders’ interests.

Expansion strategy and future acquisitions

The Company plans to grow its business by expansion into additional deregulated markets through organic growth and acquisitions. The expansion into additional markets is subject to a number of risks, any of which could prevent the Company from realizing its business strategy.

Acquisitions involve numerous risks, any one of which could harm the Company’s business, including difficulties in integrating the operations, technologies, products, existing contracts, accounting processes and personnel of the target and realizing the anticipated synergies of the combined businesses; difficulties in supporting and transitioning customers, if any, or assets of the target company may exceed the value the Company realizes, or the value it could have realized if it had allocated the purchase price or other resources to another opportunity; risks of entering new markets or areas in which Just Energy has limited or no experience or are outside its core competencies; potential loss of key employees, customers and strategic alliances from either Just Energy’s current business or the business of the target; assumption of unanticipated problems or latent liabilities, such as problems with the quality of the products of the target; and inability to generate sufficient revenue to offset acquisition costs.

Future acquisitions or expansion could result in the incurrence of additional debt and related interest expense, as well as unforeseen liabilities, all of which could have a material adverse effect on business, results of operations, liquidity and financial condition. The failure to successfully evaluate and execute acquisitions or otherwise adequately address the risks associated with acquisitions could have a material adverse effect on Just Energy’s business, results of operations and financial condition. Just Energy may require additional financing should an appropriate acquisition be identified and it may not have access to the funding required for the expansion of its business or such funding may not be available to Just Energy on acceptable terms. There is no assurance that Just Energy will determine to pursue any acquisition or that such an opportunity, if pursued, will be successful.

Volatility of commodity prices – enforcement

A key risk to Just Energy’s business model is a sudden and significant drop in the market price of gas or electricity resulting in some customers renouncing their contracts. Just Energy may encounter difficulty or political resistance for enforcement of liquidated damages and/or enactment of force majeure provisions in such a situation and be exposed to spot prices with a material adverse impact to cash flow.

Information technology systems

Just Energy operates in a high volume business with an extensive array of data interchanges and market requirements. Just Energy is dependent on its management information systems to track, monitor and correct or otherwise verify a high volume of data to ensure the reported financial results are accurate. Management also relies on its management information systems to provide its independent contractors with compensation information, provide its brokers with pricing and compensation information and to electronically record each customer telephone interaction. Independent representatives in Just Energy’s network marketing division rely entirely on information systems for sales and compensation as all interaction is performed on-line. Just Energy’s information systems also help management forecast new customer enrollments and their energy requirements, which helps ensure that Just Energy is able to supply its new customers’ estimated average energy requirements without exposing the Company to the spot market beyond the risk tolerances established by the Risk Management Policy. The failure of Just Energy to install and maintain these systems could have a material adverse effect on the operations and cash flow of Just Energy.

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Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Although Just Energy balances its estimated customer requirements net of contracted commodity, it is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements or where it has not been able to exactly purchase the estimated customer requirements. Just Energy is also exposed to interest rates associated with its credit facility and foreign currency exchange rates associated with the repatriation of U.S. dollar denominated funds for Canadian dollar denominated dividends. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets, and the absolute and relative levels of interest rates and foreign currency exchange rates. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices and foreign currency rates; current exposure to interest rates does not economically warrant the use of derivative instruments. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that the payment of dividends to shareholders can be appropriately established. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flow of Just Energy.

Energy trading inherent risks

Energy trading subjects Just Energy to some inherent risks associated with future contractual commitments, including market and operational risks, counterparty credit risk, product location differences, market liquidity and volatility. There is continuous monitoring and reporting of the valuation of identified risks to the internal Risk Committee, Executive Committee and the Risk Committee of the Board of Directors. The failure or inability of Just Energy to monitor and address the energy trading inherent risks could have a material adverse effect on its operations and cash flow.

Customer credit risk

In Alberta, Massachusetts, California, Texas, Georgia, Michigan, Illinois, and for commercial direct-billed accounts in British Columbia, Just Energy has credit risk. If a significant number of residential customers or a collection of larger commercial customers for which Just Energy has the credit risk were to default on their payments, it could have a material adverse effect on the operations and cash flow of Just Energy. Management factors default from credit risk in its margin expectations for all customers in these markets and for commercial customers where Just Energy has that credit risk.

For the remaining customers, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs that provide these services will continue to do so in the future which would mean that Just Energy would have to accept additional customer credit risk similar to the markets listed above.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin or replacing contracted foreign exchange at prevailing market rates impacting the related Canadian dollar denominated cash flows. The failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flow of Just Energy.

Availability of supply

The Just Energy business model is based on contracting for supply to lock in margin. There is a risk that counterparties could not deliver due to business failure, supply shortage or be otherwise unable to perform their obligations under their agreements with Just Energy, or that Just Energy could not identify alternatives to existing counterparties. Just Energy continues to investigate opportunities to identify or secure additional gas suppliers and electricity suppliers. Just Energy’s commodity contracts are predominantly with Shell, BP, Bruce Power, Exelon, Société Générale, EDF Trading North America, LLC and National Bank of Canada. Other suppliers represent less than 3% of commodity supply.

Dependence on independent sales contractors and brokers

Just Energy must retain qualified independent sales contractors to conduct its door-to-door sales in most jurisdictions as well as brokers and inside salespeople to market to commercial customers despite competition for these sales professionals from Just Energy’s competitors. If Just Energy is unable to attract a sufficient number of independent sales contractors, sales representatives or brokers, Just Energy’s customer additions and renewals may decrease and the

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Company may not be able to execute its business strategy. The continued growth of Just Energy is reliant on distribution channels, including the services of its independent sales contractors and brokers. There can be no assurance that competitive conditions will allow these independent contractors and brokers, who are not employees of Just Energy or its affiliates, to achieve these customer additions. Lack of success in these marketing programs would limit future growth of the cash flow of Just Energy.

Just Energy has consistently taken the position that its independent sales contractors act independently pursuant to their contracts for service, which provide that Just Energy does not control how, where or when they provide their services. On occasion, an independent contractor may make a claim that they are entitled to employee benefits pursuant to legislation even though they have entered into a contract with Just Energy that provides that they are not entitled to benefits normally available to employees and Just Energy must respond to these claims. Just Energy’s position has been confirmed and disputed by regulatory bodies in certain instances, but some of these decisions are under appeal. Should the regulatory bodies be ultimately successful, Just Energy would be required to remit unpaid tax amounts plus interest and might be assessed a penalty. It could also mean that Just Energy would have to reassess its position in respect of other regulatory matters affecting its independent sales contractors, such as income tax treatment.

Electricity supply – balancing risk

It is Just Energy’s policy to procure the estimated electricity requirements of its customers with offsetting electricity derivatives in advance of obtaining customers. Depending on several factors, including weather, Just Energy’s customers may use more or less electricity than the volume purchased by Just Energy for delivery to them. Just Energy is able to invoice some of its existing electricity customers for balancing charges or credits when the amount of energy used is greater than or less than the amount of energy that Just Energy has estimated. For other customers, Just Energy bears the risk of fluctuation in customer consumption. In addition, under certain circumstances, there can be balancing issues for which Just Energy is responsible when customer aggregation forecasts are not realized. The inability or failure of Just Energy to manage and monitor these balancing risks could have a material adverse effect on its operations and cash flow.

Natural gas supply – balancing risk

It is Just Energy’s policy to procure the estimated gas requirements of its customers with offsetting gas derivatives in advance of obtaining customers. Depending on several factors including weather, Just Energy’s customers may use more or less gas than the volume purchased by Just Energy for delivery to them. Just Energy does not invoice its natural gas customers for balancing and, accordingly, bears the risk of fluctuation in customer consumption. Just Energy monitors gas consumption and actively manages forecast differences in customer consumption due to weather variations as well as forecast LDC balancing requirements. To the extent that forecast balancing requirements are beyond initial estimates, Just Energy will bear financing responsibility, be exposed to market risk and, furthermore, may also be exposed to penalties by the LDCs. The inability or failure of Just Energy to manage and monitor these balancing risks could have a material adverse effect on its operations and cash flow.

JustGreen – balancing risk

The balancing risk associated with this product is different in that there is no utility reconciliation of the requirements and public perception of the product is a more significant risk. Public perception risk could materialize in a variety of manners including impacts to reputation and the ability for Just Energy to continue to successfully market the product. The Risk Management Policy requires that there be no short positions for this product and management ensures that there is an independent review performed annually of the match of purchased supply to committed delivery.

Electricity and gas contract renewals and attrition rates

As at March 31, 2013, Just Energy held long-term electricity and gas contracts reflecting approximately 4,222,000 long-term RCEs. The renewal schedule for the contracts is noted on page 23. In fiscal 2013, Just Energy experienced contract attrition rates of approximately 9% in Canada and 24% in the U.S. for gas with rates of 9% and 12% being realized for Canada and the U.S., respectively, for electricity. Management forecasts using a combination of experienced and expected attrition per year, however there can be no assurance that these rates of annual attrition will not increase in the future or that Just Energy will be able to renew its existing electricity and gas contracts at the expiry of their terms. Changes in customer behaviour, government regulation or increased competition may affect attrition and renewal rates in the future, and these changes could adversely impact the future cash flow of Just Energy. See page 22 for further discussion on “Renewals”.

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Model risk

The approach to calculation of market value and customer forecasts requires data—intensive modeling used in conjunction with certain assumptions when independently verifiable information is not available. Although Just Energy uses industry standard approaches and validates its internally developed models, results could change significantly should underlying assumptions prove incorrect or an embedded modeling error go undetected in the vetting process. The impact on the business would depend on the nature of the model and its issue with potential effects in cash flows, credit, hedges or other areas.

Earnings volatility

Just Energy’s business is seasonal in nature. In addition to regular seasonal fluctuations in its earnings, there is significant volatility in its earnings associated with the requirement to mark its commodity contracts to market. The earnings volatility associated with seasonality and mark to market accounting may impact access to capital. Management ensures there is adequate disclosure for both the mark to market and seasonality.

Outsourcing arrangements

Just Energy has outsourcing arrangements to support the call centre’s requirements for business continuity plans and independence for regulatory purposes, billing and settlement arrangements for certain jurisdictions, scheduling responsibilities in certain jurisdictions and operation support for its network marketing, U.K. operations and solar installation monitoring efforts. Contract data input is also outsourced as is some corporate business continuity and disaster recovery. Should the outsourced counterparties not deliver their contracted services, Just Energy may experience service and operational gaps that adversely impact customer retention, aggregation and cash flows.

Reliance on third party service providers

In most jurisdictions in which Just Energy operates, the LDCs currently perform billing and collection services. In some areas, Just Energy is required to invoice and receive payments directly from its customers; in others, Just Energy is responsible for collection of defaulted amounts; in others, Just Energy is required to invoice and receive payments from certain commercial customers; and in others, Just Energy is responsible for collection of defaulted amounts. If the LDCs cease to perform these services, Just Energy would have to seek a third party billing provider or develop internal systems to perform these functions. There is no assurance that the LDCs will continue to provide these services in the future.

Disruptions to infrastructure

Customers are reliant upon the LDCs to deliver their contracted commodity. LDCs are reliant upon the continuing availability of the distribution infrastructure. Any disruptions in this infrastructure would result in counterparties and thereafter Just Energy enacting the force majeure clauses of their contracts. Under such severe circumstances there could be no revenue or margin for the affected areas.

Competition

A number of companies (including Direct Energy, NRG, Superior Energy, Exelon and NewEnergy) and incumbent utility subsidiaries compete with Just Energy in the residential, commercial and small industrial market. It is possible that new entrants may enter the market as marketers and compete directly for the customer base that Just Energy targets, slowing or reducing its market share. If the LDCs are permitted by changes in the current regulatory framework to sell natural gas at prices other than at cost, their existing customer bases could provide them with a significant competitive advantage. This could limit the number of customers available for marketers including Just Energy and impact Just Energy’s growth and retention.

Commodity alternatives

To the extent that natural gas and electricity enjoy a price advantage over other forms of energy, such price advantage may be transitory and consumers may switch to the use of another form of energy. The inherent volatility of natural gas and electricity prices could result in these other sources of energy providing more significant competition to Just Energy.

Capital asset and replacement risk

The retail business does not invest in a significant capital asset program; however the Home Services division, the ethanol plant and the Solar division are more capital-intensive businesses. The risk associated with water heater, heating and air conditioning units and solar panel replacement is considered minimal as there are several suppliers of high efficiency home services appliances as well as solar panels to source replacements and, individually, the units are not

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material. The risk associated with the capital assets of the ethanol plant are more significant as parts are not standard, components have a significant associated value and capital asset replacements could significantly impact operations during periods of upgrade or repair.

Social or technological changes affecting home services

Within Canada, the Ontario marketplace is unique in that the vast majority of homeowners rent their water heaters which sets precedence for acceptance of furnace and air conditioning rentals. There can be no assurance that NHS’s customers will continue to accept the home appliance rental concept. It is also possible that more economical or efficient technology than that which is currently used by customers will be developed or that the economic conditions in which the current technology is applied will change resulting in a reduction in the number of installed water heaters, air conditioner and furnace units. A prolonged downturn in the Ontario economy and a corresponding slowdown in new home construction could have an adverse effect on the demand for additional water heaters in Ontario.

Concentration of home appliance suppliers and product faults

Although there are a number of manufacturers of home appliances, NHS relies principally on GSW Inc. for its supply of water heaters and Lennox for its furnaces and air conditioners. Should these suppliers fail to deliver in a timely manner, delays or disruptions in the supply and installation of water heaters could result.

Although NHS maintains what it believes to be suitable product liability insurance, there can be no assurance that NHS will be able to maintain such insurance on acceptable terms or that any such insurance will provide adequate protection against potential liabilities, including with respect to product recalls.

HES’ dependence on federal and state legislation and regulation

Various laws, regulations and programs of the U.S. federal government and certain state governments are intended to lead to increased use of renewable resources, including solar energy. For example, certain existing and proposed laws, regulations and programs provide (or if implemented will provide) economic incentives to solar installation. However, existing and proposed laws, regulations and programs have limited time horizons and are constantly changing. In both the U.S. and Canada, legislators and environmental regulators could adopt or modify existing or proposed laws, regulations or programs that could adversely affect the economic viability of solar projects. There can be no assurance that existing laws, regulations or programs will continue in the future, or that proposed laws, regulations or programs will be adopted or implemented as currently anticipated.

TGF’s dependence on commodity prices

TGF’s results of operations, financial position and business outlook are substantially dependent on commodity prices, especially prices for wheat, natural gas, ethanol and dried distillers’ grains. Prices for these commodities are generally subject to significant volatility and uncertainty. As a result, TGF’s results may fluctuate substantially, and TGF may experience periods of declining prices for TGF’s products and increasing costs for TGF’s raw materials, which could result in operating losses and impair the ability of TGF to service its division’s debt.

TGF’s dependence on federal and provincial legislation and regulation

Various laws, regulations and programs of the U.S. federal government and certain provincial and state governments are intended to lead to increased use of ethanol in gasoline. In both the U.S. and Canada, legislators and environmental regulators could adopt or modify existing or proposed laws, regulations or programs that could adversely affect the use of ethanol. There can be no assurance that existing laws, regulations or programs will continue in the future, or that proposed laws, regulations or programs will be adopted or implemented as currently anticipated or at all. In addition, certain jurisdictional governments may oppose the use of ethanol because those jurisdictions might have to acquire ethanol from other jurisdictions, which could increase gasoline prices in those jurisdictions.

Environmental, health and safety laws, regulations and liabilities

TGF owns the land on which it has built the Belle Plaine facility. TGF is subject to various federal, provincial and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground; the generation, storage, handling, use, transportation and disposal of hazardous materials; and the health and safety of TGF’s employees. These laws and regulations require TGF to maintain and comply with numerous environmental permits to operate its Belle Plaine facility. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts on the environment. A violation of these laws, regulations or permit conditions or contamination to the land or neighbouring lands can result in substantial fines, natural

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resource damages, criminal sanctions, permit revocations, litigation and/or facility shutdowns. In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require TGF to make additional significant expenditures. Continued government and public emphasis on environmental issues may result in increased future investments for environmental controls at the Belle Plaine facility.

The hazards and risks (such as fires, natural disasters, explosions, and abnormal pressures and blowouts) associated with producing and transporting TGF’s products may also result in personal injury claims by employees, third parties or damage to property owned by TGF or by third parties. TGF could sustain losses for uninsurable or uninsured events, or in amounts in excess of existing insurance coverage.

Alternative fuels

Alternative fuels, additives and oxygenates are continually under development. Alternative fuel additives that can replace ethanol may be developed, which may decrease the demand for ethanol. It is also possible that technological advances in engine and exhaust system design and performance could reduce the use of oxygenates, which would lower the demand for ethanol, in which case TGF’s business, results of operations and financial condition may be materially adversely affected.

Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

The State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce Energy Inc. (“CEI”), a subsidiary of Just Energy, with respect to events stemming from the 2001 energy crisis in California. Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although CEI did not own generation facilities, the State of California is claiming that CEI was unjustly enriched by the run-up in charges caused by the alleged market manipulation of other market participants. On March 18, 2010, the Administrative Law Judge in the matter granted a motion to strike the claim for all parties in one of the complaints, holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision. On June 13, 2012, FERC denied the plaintiff’s request for a rehearing, affirming its initial decision. The California party still has the ability to appeal to the United States Courts for the Ninth Circuit. CEI continues to vigorously contest this matter, which is not expected to have a material impact on the financial condition of the Company.

On December 17, 2012, NHS was served with a statement of claim from the Ontario Superior Court Justice by Reliance Comfort Limited Partnership seeking damages in the amount of $60 million and related declaratory and injunctive relief, based on allegations that NHS engaged in unfair trade practices and misleading representations in its marketing and sale of water heaters. NHS believes the action is without merit and is an attempt by Reliance to deflect attention from allegations of anti-competitive conduct made against Reliance by the Commissioner of Competition. Following a formal investigation, on December 20, 2012, the Commissioner of Competition brought applications against Reliance Home Comfort and Direct Energy alleging that each company was abusing its dominant position through conduct that intentionally suppresses competition and restricts consumer choice. NHS will vigorously defend itself against the action and has counterclaimed for $60 million in damages for claims of misleading advertising, breaches of the Competition Act, breaches of the Consumer Protection Act and defamation.

Controls and procedures

Disclosure controls and procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure. As of March 31, 2013, the Company’s management, with the participation of the CEO and CFO, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and have concluded that the Company’s disclosure controls and procedures are effective.

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Internal control over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. These controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the International Accounting Standards Board IASB, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

All control systems contain inherent limitations, no matter how well designed. As a result, the Company’s management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

Management assessed the effectiveness of internal control over financial reporting, using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework, and based on that assessment concluded that internal control over financial reporting was effective as at March 31, 2013.

Changes in internal control over financial reporting

There have been no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting during the year ended March 31, 2013.

Outlook

Fiscal 2013 was a period of high growth for Just Energy. The Company added 1,396,000 new customers (RCEs and installed units), the most in the Company’s history and 23% more than the previous record additions in fiscal 2012. The total customer base grew to over 4.4 million, up 10% from the total a year earlier. Despite a growing proportion of lower margin commercial customers within the Just Energy book, embedded margin, representing expected future cash receipts from customer contracts, grew to more than $2.2 billion, up 15% year over year. This maintains a record of double digit embedded margin growth since the resurgence of customer additions starting in fiscal 2011. Management believes that embedded margin demonstrates the value of Just Energy’s customer base, a value which is not truly reflected on the Company balance sheet.

Customer additions were again strong for both the Consumer and Commercial divisions. The Consumer division added 631,000 customers for fiscal 2013, a 47% increase from 429,000 gross customer additions recorded in the prior fiscal year. Just Energy was able to do this through products like JustGreen and other new flexible offerings. These customers generate the highest margins and Consumer division additions are key to replacing the high margin customers lost to failure to renew. The Company is now seeing net customer growth in the Consumer division and management expects this to continue. NHS, which deals with a similar customer base to that of the Consumer division, added 70,000 installed units aided by the acquisition of 27,000 installations from a competitor. Overall, the NHS customer base grew 42% during the year.

Commercial division additions were 724,000 for the current year, a 9% increase from 662,000 customer additions in the prior fiscal year. Net commercial additions were 332,000 resulting in the 10% growth of the overall customer base. Commercial division margins continued to see competitive compression falling (on a per RCE basis) to an average $74 per year from $82 a year earlier. While this has been a steady trend this year, management expects stabilization of commercial margins in this range over the coming periods.

A side effect of this period of high growth has been a reduction in free cash flow as sales and marketing expense and administrative expense have grown faster than customer margins. The Company has entered ten new markets in the past year and, until these markets reach critical mass, they are cash flow negative despite the fact that every contract will be

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cash flow positive over its term. The reason for this is that a significant portion of sales commissions are paid on customer confirmation, while cash flow from the customer start date normally lags this by several months. Similarly, a full administrative operating platform must be in place in each market regardless of how many customers are flowing.

Growth of margin in the future is anticipated to be slowed somewhat by continued customer energy efficiency gains. In key Just Energy markets, the average consumption of electricity per square foot is down more than 10% over the past three years. This requires the Company to continue to alter its supply assumptions and results in reduced profit per customer. The Company believes that the effect of this efficiency is largely reflected in the fiscal 2013 realized margins but management will continue to closely monitor consumption trends.

A positive aspect to the record numbers of customer additions over the past three years is that the vast majority of Just Energy’s markets have reached a critical mass where the up-front cost of annual customer adds is more than offset by the cash flow from customers added over the past three years. Markets like Ohio and Pennsylvania are examples of markets that have reached sufficient size to the point where they will move from cash flow negative in fiscal 2013 to significantly cash flow positive in the coming year.

A second important factor in the Company’s fiscal 2014 outlook is the nature of utility reconciliations and weather related cash flow impacts. When the Company experiences a record warm winter like that of 2011-2012, the cash flow impacts are spread across several quarters. In most markets, the reconciliation of under-usage due to weather takes place in the first and second quarter of the following year. At the same time, the value of any weather derivative hedges is realized during the quarter of under-consumption. This inflates cash flow in years of warm weather and reduces them in the year following, as was the case in fiscal 2012. Because the past winter had normal weather, there should be limited reconciliations in the first half of fiscal 2014 resulting in a favourable comparison versus fiscal 2013.

Also impacting the outlook for fiscal 2014 and beyond is the changing nature of administrative costs as well as sales and marketing expenses. Between the inclusion of a full year of Fulcrum costs and the build out of the U.K. operating platform, administrative costs were up 22% year over year despite a 10% increase in customer base. As noted above, the base is now in place in all key markets and that should allow the Company to realize its expected level of customer growth with a lower year over year increase in administrative costs in fiscal 2014. This trend should extend into the foreseeable future.

Sales and marketing expenses have been declining on a per new customer basis. While partially due to increased commercial sales, the use of new channels such as network marketing, telemarketing and internet sales have also reduced Consumer division costs per customer. This trend is expected to continue in future periods as well.

Bad debt expenses declined from 2.4% of relevant sales to 2.1% in fiscal 2013. This brings these costs to the low end of the Company’s 2% to 3% target range. Management does not expect further reductions in the rate and debt expense is expected to fluctuate over time within the target range depending on economic conditions.

Attrition rates have continued a steady decline as commodity market prices have come in line with the Company’s current contract offerings. Management expects attrition to remain stable or improve slightly in fiscal 2014. The Company’s calculation of embedded margin does not assume any further improvement in attrition rates.

Renewal rates improved significantly in fiscal 2013 rising to 69% from 64%. While Canadian renewals remain a challenge, expectations are for continued improvement back toward historical levels in fiscal 2014 and beyond. Efforts to strengthen the customer relationship through the bundled sale of both commodity and products such as smart thermostats should result in both higher renewals and lower attrition. The Company’s calculation of embedded margin does not assume any further improvement in renewal rates.

Just Energy has provided guidance estimating Base EBITDA of $220 million for fiscal 2014. Because fiscal 2013 EBITDA was depressed by a number of factors noted earlier, this would result in a nominal 34% growth in this measure year over year. Building in interest costs and expected taxes, this would leave the Company with a payout ratio on base funds from operations of under 100% on its current $0.84 per share dividend for fiscal 2014. The Company targets a long term payout of 60% to 65% on base funds from operations and, based on embedded margins and business trends, expects to be within this range by the end of fiscal 2016. This would impute substantial further growth in EBITDA over this period.

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In changing the dividend at the February board meeting, management and the board of directors concluded that the new monthly $0.07 per share level met the criteria of providing adequate funding of growth expenditures and making a necessary contribution to the cash repayment of future debt maturities. The combination of anticipated future growth and this lower dividend level is expected to allow the Company to reduce its debt to EBITDA to target range of 3.5 - 4.0 times by the end of fiscal 2016.

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